SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MESSAGE FROM THE MANAGEMENT	1

2. COMPANY PROFILE	4
2.1. Ownership Structure	4
2.2. Generation	5
2.3. Transmission	8
2.4. Distribution	9
2.5. Energy Efficiency	10

3. ECONOMIC AND ENERGY SECTOR PANORAMA	11
3.1. Economic Panorama	11
3.2. Energy Sector Panorama	12
3.3. Institutional and Regulatory Panorama	13

4. CORPORATE GOVERNANCE	17

5. PLANNING AND CORPORATE MANAGEMENT	23
5.1. Strategic Planning	23
5.2. Corporate Performance	24
5.3. Brand, Reputation and Image Management	24

6. OPERATION AND TRADE	25
6.1. Generation	25
6.2. Transmission	27
6.3. Distribution	29

7. EXPANSION AND INVESTMENTS	33
7.1. Generation	34
7.2. Transmission	35
7.3. Distribution	37
7.4. International Operations and Cross -Border Interconnections	3 8

8 . RESEARCH, DEVELOPMENT AND INNOVATION	40

9 . SOCIETY AND ENVIRONMENT	41
9.1. Social Responsibility	41
9.2. Integrated People Management Policy	42
9.3. Environmental Management	45

10 . MANAGEMENT OF GOVERNMENT PROGRAMS	48
10.1. National Electricity Conservation Program (Procel)	48
10.2. National Program for Universalization of Access and Use of Electricity (Luz para Todos)	48
10.3. Incentive Program for Alternative Energy Sources (PROINFA)	50

11 . ENERGY SECTOR FUNDS	50
11.1. Global Reversion Reserve (RGR)	50
11.2. Energy Development Account (CDE)	51
11.3. Fuel Consumption Account (Energy Sector Fund)	51

12 . CONSOLIDATED ECONOMIC AND FINANCIAL PERFORMANCE	53
12.1. Highlights from the Consolidated Results	55
12.2. Results 2014 x 2013	55
12.3. Operating Revenue	55
12.4. Manageable Costs	56

12.5. Non-Manageable Costs	57
12.6. Financial Results	57
12.9. Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)	58
12.9. Analysis of the Results of the Holding Company	59
12.10. Remuneration of Shareholders	60
12.11. Capital Structure and Consolidated Debt	60
12.12. Funds Granted to Subsidiaries	61
12.13. Compulsory Loan	61
12.14. Hedge Policy	62

13 . CAPITAL MARKETS	62
13.1. Analysis of Eletrobras Stocks - BM&FBOVESPA (ELET3 and ELET6)	63
13.2. ADR Level II Program - New York Stock Exchange	63
13.3. Latibex Program – Madrid Stock Exchange	64
13.4. Risk Rating	64
13.5. Stockholder and Investor Relations	64

14 . AWARDS AND RECOGNITION	65

15 . INDEPENDENT AUDITORS	65

MANAGEMENT REPORT 2014

Message from the Management

The year 2014 added another challenge to those Eletrobras has already been confronting with focus and determination: an unprecedented water crisis, which besides affecting the water supply of millions of Brazilians, has also hindered the electric power generation of our hydroelectric plants.

In order to preserve Brazil’s reservoirs, the National Electricity System Operator (ONS) limited the energy dispatched by hydroelectric power plants, preventing Eletrobras from being able to generate sufficient electricity to meet its contractual obligations. This generation shortage subjected the Company to the short-term energy market, where payment is settled according to the Differences Settlement Price (PLD), which had reached very high levels. Our distributors likewise suffered from involuntary exposure to the short-term energy market and from the increased dispatch of energy from the thermoelectric power plants that operated throughout the period.

Despite this scenario, dominated by a non-recurrent event that negatively affected its financial results, Eletrobras upheld its commitment to generate, transmit and distribute electricity for the country's development.

During 2014, the Company carried on with its corporate reorganization process, in order to improve its operational and financial performance.

The restructuring of corporate processes, readjustment of costs in relation to revenue and optimization of activities between the Eletrobras Companies – issues that had already been addressed in recent years – were intensified in 2014 and are still on the agenda for 2015. Starting this year, we will have an important planning tool to help the Company meet future challenges – the new Strategic Plan of the Eletrobras Companies 2015-2030 –approved by the Board of Directors in late November 2014. The Plan sets forth a bold vision for the Company: to rank among the three largest clean energy companies in the world and among the top ten in electricity, with profitability comparable to the sector's best, in addition to being recognized by all its stakeholders.

Having updated its Strategic Plan for the period 2015 to 2030, Eletrobras is working on the Business and Management Master Plan of the Eletrobras Companies for 2015 to 2019. Our focus continues to be on the expansion of transmission and generation business, with value added through innovation in our business activities.

Another importantvictory was the approval to implement the Compliance Program of the Eletrobras Companies, adapted to the Brazilian anti-corruption law (No. 12846/2013) and Foreign Corrupt Practices Act (FCPA), thereby strengthening the Company's internal and external controls. Thus, our stakeholders, especially investors, may be more at rest regarding the transparency of Eletrobras' processes. Everyone comes out a winner in the end.

In 2014, Eletrobras should attain a new record in investments, surpassing the amount made in 2013, which was already the largest in the Company’s history. In 2014, R$ 11.4 billion were invested, between generation (R$ 6.3 billion), transmission (R$ 4 billion), distribution (R$ 728 million) and others (R$ 370 million), representing approximately 78.2% of the total budgeted amount of R$ 14.6 billion. Of those made until December, R$ 6.3 billion were invested in corporate ventures, in which Eletrobras holds full responsibility, and R$ 5.1 billion corresponded to its proportional shares in Special Purpose Entities

(SPEs). Together with its partners, 2,884 MW in generation and 4,904 km of transmission lines were added to the National Interconnected System.

At the end of 2014, Eletrobras had, under construction, approximately 21,611 MW of installed capacity in generation and 10,907 km of transmission lines, including the shares of its partners. Among the generation projects under construction, the new generating units of the Santo Antônio and Jirau hydroelectric power plants went into operation, as well as the Batalha hydroelectric power plant and the Rei dos Ventos 1, Rei dos Ventos 3 and Miassaba 3 wind farms. In the transmission segment, the main highlight was completion of the construction work for the transmission system of the hydroelectric power plants on the Madeira River.

With regard to the indemnities receiving process of further damages resulting from the concessions extended under the Law 12,783 / 2013, the total amount claimed to date by Eletrobras companies Generation and Transmission already forwarded to ANEEL their Appraisal Reports (for transmission) and Investment Reports (for Generation), is R$ 15,037 million. During 2015, the Appraisal Report by Furnas and Investments reports by Furnas and Eletronorte will be presented, since those documents are under preparation.

The Eletrobras distribution companies obtained an increase of approximately 138 thousand customers, while the default rate had a significant decrease over the year, the result of a systematic plan of judicial and administrative charges. With regard to combating losses, was given continue the Energy + project, in partnership with the World Bank, which includes the advanced metering infrastructure deployment and rehabilitation and reform of distribution networks. Has completed the final stage of the acquisition in early 2015 of control of distribution company in the state of Goiás, CELG D, concessionaire responsible for servicing 237 municipalities - more than 98.7% of Goiás - serving to 2.61 million consumer units and covers a 336,871 km2 concession area.

The year of 2014 was a fruitful period for Eletrobras in terms of recognition. For the third consecutive time, the company was listed on the Dow Jones Sustainability Emerging Markets Index, which is composed of 86 companies, with just 17 Brazilian ones and only three from the electricity sector, selected from among those that adopt the best practices in sustainable development. In addition, for the eighth consecutive year, Eletrobras has been included on the Corporate Sustainability Index (ISE) of the São Paulo Stock Exchange (BM&FBovespa).

These accomplishments reflect Eletrobras’ efforts, through its employees and staff, to continuously promote the improvement of its business practices, based on ethics, transparency and social and environmental responsibility. Eletrobras shares have also been recognized in the press. Época Negócios magazine included Eletrobras in the ranking of the top 100 premium brands of Brazil – the company's brand has the best valuation in the energy sector and is 64th overall in the ranking.

The recognition achieved, the obstacles faced and the management tools that we are implementing lead us to believe that 2015 will be a great year for Eletrobras. The road ahead is tough and the challenges are great, but commensurate to our stature as the largest electric power company in Latin America, and one of the world's largest in the electricity sector.

José da Costa Carvalho Neto
CEO of Eletrobras

1. Main Highlights in 2014

Linhão de Belo Monte

Eletrobras Furnas and Eletrobras Eletronorte win auction for the transmission line of the Belo Monte power plant.

Page 37

Compliance Program

Implementation of the Compliance Program in the Eletrobras Companies, in accordance with Brazilian and U.S. anti-corruption laws.

Page 17

Megawatt Solar

Startup of the Megawatt Solar power plant with 1 MW of installed capacity, belonging to Eletrobras Eletrosul.

Page 35

International Expansion: Artilleros Wind Farm in Uruguay

Startup of the first wind turbines from the Artilleros Wind Farm, in Uruguay, with 65 MW of installed capacity.

Page 38

Additional Indemnification - Renewal of the Concessions

Submission of reports for additional indemnification of generation and transmission assets, totaling R$ 9,410 million, of which ANEEL has already recognized R$ 995 million.

Page 14

Generation Auction

Expansion of the generation capacity of Eletrobras Furnas through acquiring the Três Irmãos hydroelectric power plant concession, with 808 MW of installed capacity.

Page 35

Economic and Financial Highlight

Consolidated EBITDA - R$ 849 million

Page 58

Celg-D Acquisition

Page 22

Creation of the Regulations Board

Lead and coordinate the actions of the Eletrobras Companies, inherent to the regulatory framework, aligned with the Campany's strategic guidelines .

Page 13

Distribution Companies

Recognition of the CVA on the Financial Statements.

Page 56

3

2. Company Profile

The Centrais Elétricas Brasileiras S.A. (“Eletrobras” or “Company”) is the largest electricity company in Latin America in asset amounts of 2013, according to Roland Berger strategy consultants. It operates, in Brazil, in the electricity generation, transmission, trading and distribution sectors, in addition to conducting research and services focusing on energy efficiency. Abroad, Eletrobras studies and develops transmission and generation projects, with an emphasis on the last one. In 2014, it started up its first commercial generation enterprise outside the country, as will be explained later on in this Report.

Eletrobras is the most valuable brand in the Brazilian electricity sector, apart from among the 50 most valuable brands in the country, and is the only Brazilian electricity brand to be in the ranking of the 500 most valuable global brands. Eletrobras is a member of the GSEP (Global Sustainable Electricity Partnership), a forum where the world's largest energy companies discuss issues involving the global electricity sector.

With total installed generation capacity of 44,156 MW, it is the largest Brazilian electricity generation company, accounting for 33% of the country’s total installed capacity.

Approximately 90% of this installed capacity comes from sources with low greenhouse gas emissions, which makes Eletrobras one of the world’s largest clean and renewable energy generation companies and the one primarily responsible for the Brazilian energy matrix being the second cleanest and most renewable on the planet.

The Company has a nationwide transmission line network, with approximately 60,502 km, equivalent to 48% of the country's basic network, for high and extra-high voltage, from 230 kV to 750 kV, according to data from the Ministry of Mines and Energy and the National Electricity System Operator (ONS).

In the distribution segment, Eletrobras covers an area corresponding to 31% of Brazil and distributes electricity to more than 6.6 million consumers, through a distribution network with 464,685 km.

In addition, Eletrobras has been acting as the official agent of the Brazilian Federal Government to manage government energy sector funds, such as the Global Reversion Reserve (RGR), Fuel Consumption Account (CCC) and Energy Development Account (CDE). It also manages government programs to develop the electricity sector, such as the National Electricity Conservation Program ("Procel"), National Program for Universalization of Access and Use of Electricity ("Light for All") and Incentive Program for Alternative Energy Sources ("Proinfa").

As a signatory to the UN Global Compact, the Gender and Race Equality Program of the Secretariat for Women's Policies of the Presidency of the Republic (SPM/PR) and the Women's Empowerment Principles – a joint initiative of UN Women and the Global Compact – Eletrobras has been embracing the challenge to promote equal opportunities for all people, and also expresses this commitment in the Code of Ethics of the Eletrobras Companies. In addition to the aforementioned voluntary commitments, in June 2014, Eletrobras and its subsidiary Itaipu Binacional adopted the OECD business guidelines for multinational enterprises.

2.1. Ownership Structure

Eletrobras is a mixed capital, publicly traded company, with a controlling interest in six electricity generation and transmission companies, seven electricity distribution companies, one research center and one equity participation company. The above companies that comprise the Eletrobras System have an integrated brand platform, with the exception of Celg Distribuição S.A. ("Celg-D"), which was recently acquired. Together with the Eletrobras Holding Company, they are jointly known as the "Eletrobras Companies". The Company also holds 50% of the share capital of Itaipu Binacional and participates in 154 joint ventures for the development, implementation and operation of new enterprises through Special Purpose Entities (SPEs) in Brazil and another three joint ventures in SPEs abroad, in addition to its minority shareholdings in 26 electric power companies.

2.2. Generation

At December 31, 2014, Eletrobras had an installed capacity of 44,156 MW in generation projects in Brazil, corresponding to 33% of the country's total installed capacity of 133,913 MW. Internationally, in December 2014, 16.8 MW went into operation of the 65 MW of the Artilleros Wind Farm, belonging to SPE Rouar, located in Uruguay, the first enterprise to operate abroad. Of the Company's total installed capacity, 75% is from enterprises over which Eletrobras has full responsibility, 7% corresponds to the proportionate share of the Eletrobras Companies in enterprises carried out through Special Purpose Entities (SPEs) and 18% is from joint ownership ventures, including the capacity of Itaipu Binacional (7,000 MW) – which represents 16% of the total – in addition to holding shares in consortium.

It should be noted that the concessions of 19 plants over which the Eletrobras Companies has full responsibility, representing 32% of the 44,156 MW, were renewed under the terms of Law No. 12783/2013, thus making the Eletrobras Companies responsible for the operation and maintenance of these assets for another 30 (thirty) years. In addition, in 2014, the subsidiary Furnas was awarded, in ANEEL Auction 002/2014, the operation and maintenance concession of UHE Três Irmãos (a hydroelectric power plant) for 30 years, through a 49.9% stake in the SPE called Tijoá Participações e Investimentos S.A.

Installed Capacity by Source

Around 90% of the Company's total installed capacity in Brazil comes from energy sources with low greenhouse gas emissions, such as solar, nuclear, wind and hydro. Thus, as mentioned above, Eletrobras is the company most responsible for the Brazilian energy matrix being the second cleanest and most renewable energy matrix in the world. In 2014, of the country’s total installed capacity of this type of energy source, approximately 42% is owned by Eletrobras. Besides acquiring the operation and maintenance concession for UHE Três Irmãos, 2014 was also noteworthy for the startup of the following enterprises: UHE Batalha (HPP); the wind farms Rei dos Ventos 1, Rei dos Ventos 3, Miassaba 3, Cerro Chato IV, Cerro Chato V and Cerro Chato VI; the Megawatt solar power plant of UTE

Santarém (TPP); and new generating units of UHE Santo Antonio and Jirau (HPPs) and the last generating unit of the Cerro dos Trindade Wind Farm. The start-up of these new plants and generating units represented an increase of 1,601 MWA in the Company's generation capacity.

Installed Capacity by Source - Status on 12/31/2014 (MW)
Eletrobras x Brazil	Hydroelectric	Nuclear	Wind + Solar	Total Clean	Thermal	Total 2014
Eletrobras	37,757	1,990	259	40,006	4,150	44,156
% by source in the Eletrobras	85.5%	4.5%	0.6%	90.6%	9.4%	100.0%
matrix
Brazil	89,193	1,990	4,903	96,086	37,827	133913
% by source in the Brazil matrix	66.6%	1.5%	3.7%	71.8%	28.2%	100.0%
% Eletrobras x Brazil	42.3%	100.0%	5.3%	41.6%	11.0%	33.0%
*The Artilleros Wind Farm was not included, beacuse it is an enterprise abroad.

Installed Capacity by Type of Asset

Eletrobras' installed capacity in Brazil can be divided according to operational regime and shareholdings in: (i) Plants over which the Company has full responsibility; (ii) Plants under an O&M Regime over which the Company has full responsibility; (iii) Joint Ownership Plants; (iv)SPEs; and (v) SPEs under an O&M Regime, as presented below. Assets under an O&M Regime refer to those concessions governed by Law No. 12,783/2013.

The table below shows the total installed capacity of the enterprises in which Eletrobras holds a stake, based on the total capacity of the assets, regardless of the proportion of its share. This refers to the stake of the company in leveraging electricity generation enterprises in Brazil. In other words, Eletrobras contributes with 56,131 MW to the country's electricity generation system.

The map below shows the location of the Company's generation enterprises, under full or shared responsibility, or in joint ventures through SPEs:

2.3. Transmission

Transmission Lines

The Eletrobras Companies have a transmission line network of approximately 67,582 km. Of this total: (i) 4,960 km are the Full Responsibility of the Company; (ii) 57,182 km are Full Responsibility under an O&M Regime; (iii) are under an SPE regime, and correspond to the proportion of their stake in enterprises realized by the Eletrobras Companies in joint ventures with third parties through SPEs. Only considering the basic network of the National Interconnected System, i.e., with voltages of 750, ±600, 525/500, 345 and 230 kV, the Company is responsible for 60,502 km of transmission lines, which represents around 48.1% of the total transmission lines in Brazil with the aforementioned voltages.

		Transmission Lines in 2014 (km)

Eletrobras		Full		SPEs –
Companies	Full	Responsibility	Total (a)	Eletrobras	Total	Leveraged by	Total
	Responsibility	under O&M		share (b)	(a+b)	Eletrobras (c)	(a+c)
		Regime

Eletronorte	680.0	10,022.8	10,702.8	722.1	11,424.9	1,638	12,340.8
Chesf	1,129.1	18,562.5	19,691.6	395.0	20,086.6	1,331	21,022.6
Furnas	1,148	18,758.5	19,906.5	778.9	20,685.4	1,858.4	21,764.9
Eletrosul	1,302	9,838.4	11,140.4	940.0	12,080.4	1,434	12,574.4
Eletronorte/Chesf	-	-	-	276.7	276.7	559	559
Eletronorte/
	-	-		1,163.8	1,163.8	2,375	2,375
Eletrosul			-
Chesf/Furnas	-	-	-	1,163.8	1,163.8	2,375	2,375
ED Amazonas	700.7	-	700.7	-	700.7	-	700.7
Total Eletrobras	4,959.8	57.182,2	62,142.0	5,440.29	67.273,39	11,570.4	73,712.4
(b) Based on the proportion of capital invested by Eletrobras in enterprises in SPEs.
(c) Based on the total extent of the enterprises in which Eletrobras is a shareholder.

Under the Company's full responsibility at December 31, 2014, there were 49 substations with a transformation capacity of 24,966 MVA, plus another 228 substations renewed under the terms of Law No. 12783/2013, for a total of 174,308 MVA of transformation capacity.

		Existing Substations in 2014
Eletrobras	No. of Substations		Transformation Capacity (MVA)
Companies	Full	Full Responsibility under O&M		Full Responsibility under
	Responsibility	Regime	Full Responsibility	O&M Regime
Eletronorte	07	51	1,675.3	19,141.0
Chesf	20	96	6,027	43,245.0
Furnas	10	45	13,160.6	90,207.6
Eletrosul	12	36	4,103	21,714.8
Total	49	228	24.965,9	174.308,4

The following table presents the total transformation capacity of substations in which Eletrobras has a stake, based on the total transformation capacity of fully owned assets, as well as those operated through SPEs, in order to specify the Company's contribution in the leveraging of these projects in Brazil.

		Existing Substations in 2014 – Transformation Capacity (MVA)
Eletrobras			SPEs –
Companies	Full Responsibility	Full Responsibility	Eletrobras	Total (a+b+c)	Leveraged by	Total
	(a)	O&M Regime (b)	share (c)		Eletrobras (d)	(a+b+d)
Eletronorte	1,675.3	19,141.0	1,151.3	21,967.6	3,100	23,916.3
Chesf	6,027	43,245.0	2,866.5	52,138.5	5,850	55,122.0
Furnas	13,160.6	90,207.6	3,727.7	107,095.9	8,775	112,143.1
Eletrosul	4,103	21,714.8	660.8	26,478.6	1,213	27,030.8
Eletronorte/Chesf	0	0	965.3	965.3	1,950	1,950
Total Eletrobras	24,965.9	174,308.4	9,371.6	208.645,8	20,888	220,162.30
(c) Refers to the share in proportion to the capital invested by the Eletrobras Companies in the enterprise.
(d) Refers to the total MVA of the enterprise.

The map below shows the location of the Company's transmission enterprises, under full responsibility or in joint ventures through SPEs:

2.4. Distribution

Eletrobras' electricity distribution companies, including Celg D (acquired in 2015 but consolidated on an accounting basis since September 2014), operate in two states of the Northeast Region, four states of the North Region and in the state of Goiás, serving over 6.6 million consumers, equal to approximately 8.5% of the total number of customers in Brazil. They use a low, medium and high voltage energy distribution network that is 464,685 km in length, totaling 590 substations, covering 700 towns and cities.

	ED	ED	ED	ED	ED	ED
Description							Celg D	Total
	Acre	Alagoas	Amazonas	Piauí	Rondônia	Roraima

Distribution lines
& networks - km	19,052	41,734	44,519	87,500	57,129	3,508	211,243	464,685

No. of customers
served	240,030	1,013,971	860,737	1,144,330	580,859	102,078	2,716,003	6,658,008

Number of cities
served	22	102	62	224	52	01	237	700

Number of
substations	15	40	55	83	57	03	337	590

2.5. Energy Efficiency

In the area of energy efficiency, Eletrobras is structured along two major fronts: energy efficiency as public policy and energy efficiency with a corporate and business vision.

The aspect of energy efficiency in relation to public policy is Eletrobras Procel (National Electricity Conservation Program), which will be covered later in this report.

On the corporate side, Eletrobras coordinates the Integrated Energy Efficiency Committee of the Eletrobras Companies (CIEESE), aimed at achieving technological solutions, technical cooperation and excellence in business energy efficiency. In 2014, four video conference meetings and one face-to-face meeting were held, involving an average of 18 employees from the Eletrobras Companies, with an average cost saving of R$ 195,000, due to highly reduced transportation expenses. Through CIEESE, the Eletrobras Holding Company monitored the goals to reduce electricity consumption in 15 companies. The Internal Commission for Energy Conservation (CICE) of the holding company also held five meetings, with a focus on the events for World Energy Efficiency Day (March 5) and World Water Day (March 22).

In 2014, also through CIEESE, the Eletrobras Holding Company continued working on the implementation of ISO 50001 in the Eletrobras Companies. At Itaipu Binacional, the teams were trained that will guide the process to implement and maintain the standard, forming the energy management team. The first activities were initiated, such as definitions of boundaries and scope, as well as energy planning. In Eletrobras Eletronorte, at the Tucuruí generating unit, the teams also received training and the first stages of implementing the standard began with energy planning.

In terms of new business, in 2014, the Energy Efficiency Business Plan 2014-2018 was approved and procedures were initiated to form partnerships for the establishment of Special Purpose Entities. Two energy conservation companies were interested in partnerships and the negotiations are under way.

There were also other achievements during the year: (i) the procedures moved forward to create a partnership under the agreement with R20 (full detail) through the formation of an SPE for energy efficiency projects in public lighting; (ii) prospecting of clients or partners for energy efficiency services; (iii) holding of two training courses related to ISO 50001; (iv) technical advice in an electro-intensive industry in the State of Pará; and (v) development of a Call for Proposals for partnerships in energy efficiency projects.

3. Economic and Energy Sector Panorama

3.1. Economic Panorama

Brazil's Gross Domestic Product (GDP) ended the year with 0.1% growth over the previous year, according to the Brazilian Bureau and Statistics. The lack of dynamism in the economy in 2014 can be explained, on the demand side, by the sharp decline in Gross Fixed Capital Formation (GFCF), which measures investments, and was -7.4% in the year and -4.6% in the previous four quarters, combined with low consumption, especially household consumption. On the supply side, the agricultural sector (1.1%) and services (1.2%) contributed positively, while the industrial sector contributed negatively, registering a 0.5% drop in the last four quarters.

As far as inflation, the variation in the Broad Consumer Price Index (IPCA) was 6.41% in 2014, higher than the 5.91% in 2013. However, inflation remained within the target set by the National Monetary Council (CMN). During the year, the largest contributor to GDP was food and beverages, which rose 8%, generating an impact of 1.97 percentage points in the aggregate index. Compared to the 2013 data, the household group was a determining factor for the rise in inflation in 2014, due to the adjustment in electricity bills (17.1%), reversing much of the decline from the previous year (-15.7%).

With regard to the labor market, according to data from IBGE, in December 2014, the unemployment rate was estimated at 4.3%, repeating the percentage of December 2013 and maintaining the lowest level of the historical series of the Monthly Employment Survey. The average unemployment rate from January to December 2014 was estimated at 4.8%, against 5.4% in 2013.

The exchange rate has depreciated since the beginning of September, from slightly over R$ 2.25/US$ to around R$ 2.65/US$ (17.7% fluctuation) in December, influenced by relevant situational factors such as increasing uncertainty surrounding the electoral process, the further drop in commodity prices, the global appreciation of the dollar and increased risk aversion associated with emerging countries.

The graph above shows the evolution of electric power generation in the country since 2010, according to data from the National Electricity System Operator (ONS). Significant growth can be seen in thermal-based generation in recent years.

Despite higher prices for final electricity consumers, consumption in the country, according to data from the Energy Research Company (EPE), increased by 2.2% in relation to 2013, albeit less than the growth registered in 2013 compared to 2012. The residential sector and commercial and services sector were primarily responsible for this growth. Total energy consumption in 2014 was 473,395 GWh, while in 2013 it was 463,123 GWh.

The consumption growth rate of the residential class, in 2014, was 5.7% lower than in 2013, which was 6.1%. The growth can be attributed to greater access to white goods, such as washing machines, refrigerators and stoves, among others, and the increased use of air conditioners, as demonstrated by the sharp rise in energy consumption during the months of January and February, mainly in the South and Southeast of Brazil. In regional terms, the growth in the South region (+8.2%) was noteworthy. The rate recorded in the North (+14%) can be explained by the measures taken to recover losses and the improved quality of services in Pará. The growth in the Center-West (+8.2%) and Northeast (+6%) can be attributed to income and employment factors.

The Commercial and Services segment experienced the highest increase in the year (+7.3%), with growth in every region. High temperatures were responsible, especially in the 1st quarter, for growth rates ranging from 8% to 16%, compared to the same months of 2013. Other factors, of a structural nature, also contributed to the growth in electricity consumption of this class, such as:

• Expansion of Gross Leasable Area (GLA) in malls: according to ABRASCE, in 2014, there was a 5% increase in GLA in shopping malls and a 4% increase in movement of people in these facilities;

• Modernization and increased movement in airports: at airports, according to ANAC, there was a 6.7% increase in total passengers between January and November 2014;

• Expansion of the hotel network.

Industrial energy consumption in the	Network Electricity Consumption Table (GWh)
network decreased 3.6% in 2014,	Total			Variation
compared to the increase registered in	Consumption/Class	2013	2014	2014	x 2013
2013, which reached 178,05 thousand	Residential	124,896	132,049	5.7%
GWh. The drop in production in the	Industrial	184,685	178,055	-3.6%
metallurgical, automotive and chemical	Commercial	83,704	89,819	7.3%
sectors affected energy consumption in	Others	69,838	73,472	5.2%
the segment. Energy consumption in	Brazil	463,123	473,395	2.2%
various other industrial sectors (food, textile, rubber and plastic products and pulp and paper) also reflected the macroeconomic panorama and decline in production.

Given the sectorial situation described above, demand was positively influenced by higher electricity consumption in the country, although the Eletrobras distribution companies had to shoulder the higher costs of energy purchased for resale due to the water crisis. To bolster the cash flow of distributors who involuntarily found themselves without sufficient energy and had to purchase energy in the spot market, the Electric Power Trade Chamber (CCEE) created the ACR Account in order to finance distribution companies experiencing financial imbalances due to the high price of this energy. Two loans were made to Brazilian distribution companies in 2014, totaling R$ 17.8 billion, and the rates charged will be passed on to final consumers. The first was in April, for R$ 11.2 billion, and the second in August, amounting to R$ 6.6 billion. Of this total, R$ 537.6 million was allocated to the Eletrobras distribution companies: R$ 302.7 million to Eletrobras Distribuição Alagoas; R$ 141 million to Eletrobras Distribuição Piauí; R$ 27.2 million to Amazonas Energia; R$ 11.3 million to Eletrobras Distribuição Rondônia; and R$ 55.4 million to Eletrobras Distribuição Acre.

However, for Eletrobras' generation companies, the drought situation generated higher costs due to the drop in the Energy Reallocation Market (MRE), paid at the spot market price. This was because, in order to preserve Brazil's reservoirs, the activities of all the dams were curbed by the National Electricity System Operator (ONS) and the generation companies were unable to generate electricity in sufficient volume to meet the guaranteed output of their contracts, and were therefore obliged to buy electricity in the spot market. The analysis of the impact of the situation in the energy sector on the Company's operations is presented in Sections 6 and 8 of this report.

3.3. Institutional and Regulatory Panorama

In 2014, the Eletrobras Regulations Board was created. The mission of the new board is to lead and coordinate the different actions of the Eletrobras Companies inherent to the regulatory framework of the Brazilian electricity sector, in alignment with the strategic guidelines established by the Company and those of the Board of Directors.

In addition to serving as an interface in regulatory and legal issues with the Eletrobras Companies and the Brazilian Electricity Regulatory Agency (ANEEL), the Regulations Board is responsible to strengthen and broaden relationships with trade associations (ABRADEE, ABRAGE, ABRAGET, ABRATE , APINE and others), government and private energy sector institutions (MME, CCEE, EPE and others), strengthen the channel of communication in the parliamentary sphere and manage Federal Government Assets Under Eletrobras Management (BUSA), among other activities.

It is worth noting that the Company has expanded its efforts to work more effectively and proactively in the regulatory realm. The creation of the Regulations Board has created synergies between the Eletrobras Companies regarding the institutional relationship with ANEEL, coordinated participation in consultations and public hearings, interface with trade associations and more effective corporate positioning in relation to tariff methodologies, rules and procedures.

Corporate actions in the regulatory realm are related to the continuous pursuit of sustainability in Eletrobras' business activities, increased business opportunities in the electricity sector and mitigation of regulatory risk of the entire portfolio.

In 2014, the Company focused its efforts on obtaining additional indemnification for electricity generation and transmission assets whose concessions had been extended under Law 12,783/2013, in addition to drafting the Regulations Policy of the Eletrobras Companies.

In August 2014, the subsidiary Eletrosul, in accordance with ANEEL Resolution No. 589/2013, which deals with assets from the transmission segment, submitted a valuation report for existing assets at May 31, 2000 related to the Existing Basic Network (RBSE) and Other Transmission System Facilities (RPC), deemed not yet amortized and depreciated, requesting an additional indemnification of R$ 1,061 million, at the base date of December 2012. The residual book value of these assets is R$ 514 million. ANEEL has already recognized R$ 995 million in this regard and also requested additional explanations, which Eletrosul will provide, in an effort to obtain the full amount contained in the valuation report.

In October 2014, the subsidiary Eletronorte also submitted its valuation report for assets related to the RBSE/RPC, requesting R$ 3,547 million, at the base date of December 2012, with the residual book value of these assets being R$ 1,733 million. Similarly, the subsidiary Chesf submitted a valuation report of its existing transmission assets, at March 6, 2015, totaling R$ 5,627 million, and booked at R$ 1,187 million. To date, ANEEL has not completed the analysis of that report, but it has 150 days from the date of submission of the report, to analyze, examine and approve the requested amount.

In December 2014, the subsidiary Chesf, pursuant to ANEEL Normative Resolution No. 596/2013, submitted supporting documentation to ANEEL concerning investments linked to not yet amortized or depreciated reversible assets, from its hydroelectric operations renewed under Law No. 12,783/2013. The documentation cites R$ 4,802.3 billion as the base value for the aforementioned additional indemnification request. ANEEL Normative Resolution No. 596/2013 did not set a deadline for the regulatory agency to assess demands from the companies in relation to generation assets.

The subsidiary Furnas requested, in December 2014, an extension to the deadline previously set for December 31, 2014 to submit the RBSE valuation report (transmission assets), which the granting authority promptly gave. The Furnas valuation reports for transmission and generation assets are being completed and should be delivered in the first half of 2015. It is important to clarify that Furnas is complying with its obligations related to submission of the valuation reports of its transmission assets, sinceANEEL Normative Resolution No 589/2013 leaves it at the discretion of the utility to determine the schedule for preparation of referred report.

The additional indemnification reports for renewed generation assets of Eletronorte are still being prepared.

Regarding generation assets, ANEEL Normative Resolution No. 615/2014 ruled that the utility companies would have until June 17, 2014 to express their interest in receiving the additional amount related to the portion of reversible assets that have not yet been amortized or depreciated, or indemnified. They would need to submit their valuation reports by December 31, 2015. Thus, Furnas is eligible under this Resolution will proceed accordingly.

By December 2014, the valuation reports already submitted by the subsidiaries of Eletrobras to ANEEL totaled R$ 9,410 million in additional indemnification. However, the effects on the financial statements are contingent upon final approval by ANEEL. If it will considered the reposts already submitted by controlled companies up to March/2015, the amount requested becomes R$ 15,037 million in additional indemnities. However, the effects of these indemnities in the financial statements are conditioned to the declaration of final amounts by ANEEL and its receiving.

The following table shows the amounts for each Eletrobras Company:

Importantly, about indemnities related to concessions renewed under the Law No. 12,783/2013 which besides the above mentioned additional compensation (sometimes called "Compensation 2nd Tranche of Law No. 12,783/2013), Eletrobras companies had recognized the right to compensation in the amount of R$ 14,437 million, on the base date of 12/31/2012, referring to what are called "1st Tranche Compensation Law No. 12,783 / 2013." Until December 31, 2014, the Company had already received, the title of 1st Tranche Compensation Law No. 12,783/2013, the amount of R$ 12,593 million. With respect to that compensation, see Note No. 08 of the Financial Statements 2014.

In the transmission segment, is also worth noting the issue of ANEEL Resolution 643/2014 In, of December 16, 2014, which regulates the form of recognition of additional revenue to the annual adjustment of the Annual Allowed Revenue - RAP on capital improvement projects and reinforcements transmission facilities. The issue of such Normative Resolution enabled the reversal of a provision in the amount of R$ 792 million, and R$ 407 million provision reversal on December 31, 2014, totaling R$ 1,199 million (in the segments of generation and transmission), because, since 2012, Eletrobras was accruing the value of new investments in concessions renewed by the Law No. 12,783 / 2013 under the "loss of financial assets" account.

In addition to the specific monitoring of additional compensation concessions renewed by Law No. 12.783 / 2013, Eletrobras has been participating in ministerial negotiations for the construction of a guidance document proposing a new legal framework for environmental licensing, monitoring, including the proceedings before the Congress National and competence of the executive regulation of the environmental licensing process established by Complementary Law 140/2011. Similarly, attached to the Ministry of Mines and Energy, the regulation of the Environmental Registry in hydroelectric projects and the revision of Instruction IBAMA No 184/08 and CONAMA resolution on the licensing of wind farms.

In the distribution segment, during 2014, the Annual Tariff Adjustments of the Eletrobras Distribution Companies occurred, whose base dates were: (I) August 28, 2014 for EDE Alagoas and EDE Piauí; (ii) September 12 for CELG D; (iii) November 1, 2014 for EDE Amazonas Energia and EDE Roraima; and (iv) November 30, 2014 for EDE Acre and EDE Rondônia. The results are presented in the table below.

Tariff Adjustment Index (IRT)			ED		ED	ED
2014	ED Acre	ED Alagoas	Amazonas	ED Piauí	Rondônia	Roraima	CELG D

Economic IRT	-4.93%	26.32%	12.67%	21.16%	12.90%	13.14%	18.49%
Financial Components	3.59%	12.85%	-10.50%	10.24%	5.36%	-7.87%	5.79%
Total IRT	-1.34%	39.17%	2.17%	31.40%	18.26%	5.28%	24.27%
Average Captive Consumer
Effect (preliminary)	-15.93%	32.36%	18.62%	25.81%	-3.78%	16.95%	21.64%
Subsidy - Tariff Reduction
Balance (R$)	838,861	-	237,018,990	-	-	20,361,170	-
Subsidy – Tariff Discounts (R$)	549,218	29,023,521	14,932,060	23,895,504	47,181,926	1,912,799	9,155,617

It is important to point out that due to the results of the Tariff Adjustments approved by ANEEL, Reconsideration Requests were submitted by the Amazonas, Rondônia and Acre Distribution Companies, which could increase the approved adjustment index.

It should also be noted, in relation to the distribution segment, that the north region of Brazil (where some of Eletrobras' distribution companies are located) is different from the other regions due to its geographic characteristics, large areas and low population density. Its electricity is supplied through thermoelectric power plants driven by diesel and fuel oil, the cost of which is significantly higher.

In accordance with Law No. 12111/2009, the Fuel Consumption Account (CCC) started to reimburse, as of July 30, 2009, the difference between the total cost of generating electricity to distribute to the Isolated System sand the valuation of the corresponding amount of electricity as per the average cost of the power and energy traded in the Regulated Contracting Environment (ACR) of the National Interconnected System (SIN), according to the regulations.

With collection of the RGR quota no longer required, pursuant to Law No. 12783/2013, the funds from the Energy Development Account (CDE) started being transferred to the Global Reversion Reserve (RGR) and Fuel Consumption Account (CCC), to meet the purposes of those accounts. However, the transfers of funds from the CDE to the CCC were not sufficient to cover all the amounts to be reimbursed to the distribution companies eligible under Law No. 12111/2009.

Since this subsidy represents a considerable portion of the cash balance of these distribution companies, and due to the high cost of the fuel needed to supply the isolated system, which is based on thermal generation, these companies ended up defaulting on certain debts related to the supply of fuel by Petrobras Distribuidora S.A. ("BR Distribuidora") and Petróleo Brasileiro S.A. ("Petrobras") amounting to approximately R$ 8.6 billion, base date of December 5, 2014.

However, in 2014, renegotiation of these debts took place between the distribution companies of Acre, Rondônia and Boa Vista and the aforementioned suppliers. It is important to note that these debts were already accounted for in the Financial Statements of the above distributors. The debt will be paid in 120 consecutive monthly installments, with the first installment due in February 2015, and the outstanding balance adjusted by the interest rate equivalent to the reference rate of Selic (Special System for Settlement and Custody).

In this respect, it is important to note that the fourth paragraph of Article 36 of Decree No. 4,541/2002, with the new wording found in Decree No. 8370/2014, and with Inter-Ministerial Ordinance No. 652/2014 (Ministries of Mines and Energy and Finance), authorized, on the other hand, the distribution companies to sign Terms of Confession and Renegotiation of the Debt to the Energy Development Account Debt (CDE), under conditions similar to those for the renegotiations signed with BR Distribuidora and Petrobras. Thus, through these renegotiations with the CDE, the latter recognized its debt of R$ 6.1 billion toward the aforementioned distribution companies, already approved by ANEEL, allowing the funds from these credits to be used to pay off the debt installments to BR Distribuidora and Petrobras.

4. Corporate Governance

The Eletrobras corporate governance model is comprised of the Annual General Meeting, Board of Directors (BD), Fiscal Council (FC) and Board of Executive Officers (BEO), in addition to Advisory Committees. These bodies are committed to transparency, the Company's longevity and corporate sustainability. Its duties and responsibilities are set forth in the Bylaws and following management and governance instruments of the Company:

Directly linked to the Board of Directors are Internal Audit and three support committees: (i) Sustainability; (ii) Audit and Risk; and (iii) Compensation and People Management. The purpose of the Internal Audit is to check the adequacy, efficiency and effectiveness of the internal control systems, compliance with legislation and internal and external regulatory acts, as well as achievement of the plans, goals, objectives and policies established by the Company.

Eletrobras' shares are traded on the BM&FBOVESPA (São Paulo Stock Exchange), where the Company has been listed on Corporate Governance Level 1 since 2006, by which it undertakes to adopt practices that promote transparency and access to information by investors, disclosing information beyond that required by law. Among Level 1 practices, which can be viewed in the Level 1 Listing Regulations, available on the website www.bmfbovespa.com.br site, is the guarantee that the Company's outstanding shares, not belonging to controlling shareholders, account for at least 25% of the total share capital. Eletrobras has also been on the Corporate Sustainability Index of BM&FBOVESPA (ISE) since 2007. Its shares are also traded on the Madrid (Latibex) and New York (NYSE) stock exchanges. The Company has also been listed on the Dow Jones Sustainability Emerging Markets Index for three consecutive years.

In its internal control systems, Eletrobras abides by the provisions of the Sarbanes-Oxley Act, and this work is periodically monitored by the Fiscal Council which acts as an audit committee in this regard.

The Eletrobras Companies have one sole Code of Ethics which delineates the principles that guide the actions and commitments of institutional conduct that underlie the interactions of the companies with their employees, associates, suppliers and other stakeholders, based on ethics sustainability, transparency, impartiality, legality and efficiency.

The Eletrobras Bylaws address situations involving conflicts of interest, wherein board members must abstain from the discussion and voting when a conflict of interest has been detected. Such abstentions are recorded in the respective minutes of the meetings, and the board members have assured access to the minutes and documents related to the deliberations, for up to 30 days.

In mid-2014, the Board of Directors approved the implementation of the new Compliance Program in the Eletrobras Companies, in compliance with the Brazilian Anti-Corruption Law No. 12,846, of August 1, 2013 and the Foreign Corrupt Practices Act (FCPA), of 1977.

In accordance with the Compliance Program, all employees, representatives of the Eletrobras Companies, partners and outsourced parties, must fully comply with all the anti-corruption laws and regulations to which they are subject, whether abroad or in Brazil.

4.1 Annual General Meetings

Annually, after the end of each fiscal year, an Annual General Meeting must be held in order to approve the financial statements for the previous year; accounts of the officers, allocation of the income from the year and compensation to shareholders; election of the members of the Board of Directors, including its chairman, as well as the members of the Fiscal Council and respective alternatives, whose terms of office will end at the first Annual General Meeting of the following year; and compensation of the members of the Board of Directors, Fiscal Council and Board of Executive Officers. In turn, Extraordinary Shareholders' Meetings are held, whenever necessary.

4.2. Board of Directors

4.3. Fiscal Council (FC)

4.4. Board of Executive Officers

4.5. Officers

The members of the Board of Directors and Board of Executive Officers participate, annually, in a performance evaluation process, in accordance with the methodology contained in the Performance Evaluation Manual of the Board of Directors and Board of Executive Officers. According to the methodology, the executive officers and board members perform a self-evaluation, as well as an evaluation of their respective board. Board members also evaluate the Board of Executive Officers as a body. In 2013, both the Board of Executive Officers and Board of Directors conducted the evaluations as per the methodology used.

The compensation of the members of the Board of Directors is composed of one fixed portion, corresponding to 10% (ten percent) of the average monthly compensation of the executive officers, as established by Law No. 9,292/96, excluding the amounts related to direct and indirect benefits given to executive officers. Members of the Board of Directors do not receive additional compensation for participating in advisory committees and/or commissions of the Board of Directors.

Executive Officers receive a fixed compensation as well as a variable compensation, tied to the Company's operational and financial performance, according to the goals approved by the Department of Coordination and Governance of State Enterprises (DEST), a body linked to the Ministry of Planning, Budget and Management of the Federal Government.

4.6. Corporative Risk Management

The activities of the Eletrobras Companies are governed by a single Risk Management Policy, coordinated by the Eletrobras Holding Company, to ensure a systemic vision of the results and their standardization.

Based on COSO ERM and ISO 31000 methodologies, Eletrobras identifies and consolidates, in one single corporate risk matrix, all possible threats to the achievement of its strategic objectives. This matrix encompasses strategic, operational, financial and compliance risks and is reviewed annually, and approved by Board of Executive Officers of the Eletrobras Holding Company. The risks prioritized by management are enumerated in the Form 20-F and Reference Form, filed with the SEC (Securities and Exchange Commission) and CVM (Brazilian Securities and Exchange Commission).

The Board of Directors of Eletrobras monitors and provides support to the Company's risk management activities primarily through the Audit and Risk Committee. The main duties of this Committee are related to the analysis and monitoring of issues related to internal controls, audit and risk management.

The Company also has a system to identify and assess possible material weaknesses in its processes, which are monitored periodically by the Fiscal Council. The result of this work is a report which reveals any internal processes of the Company in need of some additional control and that could somehow impact the results of its business activities. The main points of this report are disclosed annually, in the Reference Form and Form 20-F, filed with the Brazilian Securities and Exchange Commission (CVM) and Securities and Exchange Commission (SEC), respectively. The most relevant information concerning business management, results of the operations and the financial position of Eletrobras are reported in the sections "Risk Factors" and "Critical Accounting Policies" of the aforementioned forms, available on Eletrobras' website www.eletrobras.com/ri.

• Talk to the CEO: this email for direct contact between employees and the CEO of the company, via falecomopresidente@eletrobras.com, is yet another channel dedicated exclusively to the internal public. Responses sent and communications received through this tool are monitored by the Ombudsman's Office of Eletrobras.

• Boxes: for service providers working on the premises of the holding company (Rio de Janeiro and Brasília). Actual boxes are placed in strategic locations with the largest circulation of such professionals, who may submit any kind of communication, which are in turn are collected and handled by the Ombudsman's Office, according to the subject. The purpose of the tool is to protect these types of employees, as well as encourage and involve them in the identification of flaws in relationships and internal processes.

• Perception and satisfaction survey: a tool designed to measure the user's perception of the Ombudsman system regarding service received, in terms of quality of service and length of time to receive a response. Upon receiving a response from the Ombudsman's Office, the user (internal or external) has access to the satisfaction survey. In 2014, in relation to the Eletrobras Holding Company, 116 users responded to the survey. Of the respondents, 42.24% considered that their issues were fully resolved, on time; 27.59% said that their issues were partially resolved and 30.17% said that their issues were not resolved;

• Public Information System: created to manage requests for information, in accordance with Law No. 12527/11 (website www.acessoainformacao.gov.br – the Office of the Controller General directly monitors the processing).

Of the above channels, all the Eletrobras Companies have, at least, an Ombudsman Channel, email, perception and satisfaction survey (Ombudsman system) and Public Information System.

4.8. Corporate Highlights

Following are the main corporate highlights of 2014:

▪ Creation of the Regulations Board of the Eletrobras Holding Company(item 3.3);

▪ Restructuring of the management of the distribution subsidiaries, through creating the CEO position in each distribution company and, at the same time, eliminating the local Operations Boards, in order to strengthen the local structure through the decentralization of operational activities, with expected quality gains in customer service and services provided. However, corporate activities will continue to be centralized, under the coordination of the Eletrobras Distribution Board, adhering to the standards adopted by the best companies in the electricity distribution sector. With this objective, the position of CEO was created, to be appointed by each Eletrobras distribution company and, at the same time, the local Operations Boards were eliminated.

▪ Purchase by Eletrobras of 50.93% of the common shares of the distribution company Celg D, in an acquisition process concluded on January 27, 2015;

▪ The subsidiaries Furnas (24.5%) and Eletronorte (24.5%) were the winners in ANEEL Auction 11/2013, through its participation in SPEs -transmission projects in the States of Pará and Minas Gerais (Lot A) and the States of Pará, Tocantins, Goiás and Minas Gerais (Lot B);

▪ Replacement of the partner in the SPE Companhia Energética Sinop S.A- The company EDF UTE Norte Fluminense S.A. acquired 51% of the SPE, with Eletronorte and Chesf remaining with 24.5% each;

▪ Capital contribution by Eletrobras in the affiliated company Companhia de Transmissão de Energia Elétrica Paulista (CTEEP), through subscription of new shares - Eletrobras now holds 52.44% of the preferred shares of CTEEP and 9.75% of the common shares;

▪ Subsidiary Furnas holds a 49.9% share of the SPE EnergiaOlímpica S.A -implementation and construction of the substation Vila Olímpica 138/13.8 kV-3x40 MVA and two underground transmission lines of 138 kV, in partnership with Light S.A;

▪ Cancellation of the Public Offering of Shares, whose purpose was to close the capital stock of the subsidiary;

▪ Acquisition by Eletronorte of 51% of the SPE Linha Verde Transmissora de Energia S/A, in which it now holds 100% of the share capital.

5. Planning and Corporate Management

5.1. Strategic Planning

Eletrobras has a long-term Strategic Plan that contains the strategic positioning for all the Eletrobras Companies. This Plan is developed within a five-year Business and Management Master Plan, reviewed annually, and presents a set of guidelines, business objectives, financial, operational and social and environmental goals, as well as a portfolio of projects for achieving the established objectives. Based on these elements, each Eletrobras company drafts its own Business and Management Plan for the same five-year period as the Business and Management Master Plan.

Eletrobras revised its Business and Management Master Plan for the period 2014-2018, which was approved by the Board of Directors on March 27, 2014. This new version presents the Company's strategic positioning with established goals, economic and financial projections and the portfolio of the main projects for the period. It also lists the main results of the executive measures and portfolio of projects related to the Business and Management Master Plan 2013-2017.

The Business and Management Master Plan 2014-2018 projects investments of R$ 60.8 billion, an increase of 16.03% in relation to the five-year period 2013-2017. Of this total, approximately R$ 44.8 billion (73.68%) are slotted for the expansion of power plants and transmission lines, and R$ 5 billion (8.22%) to expand energy distribution. For the modernization and maintenance of generation, transmission and distribution assets, R$ 9.3 billion will be invested, of which 80.64% is for generation and transmission.

With regard to the actions in the Business and Management Master Plan, following are the highlights of 2014: (i) continuation of the initiatives to reduce costs, such as the Voluntary Retirement Incentive Program adopted successfully in all the Eletrobras Companies in 2013 and by Eletronuclear in 2014; (ii) progress in the studies and negotiations to receive additional indemnification for assets whose concessions were renewed in accordance with Law No. 12,783/2013; (iii) progress in the studies to readjust the business, governance and management model for the Eletrobras Companies, with results expected to be presented in 2015; (iv) growth of installed capacity and extension of transmission lines through the completion of projects under construction and (v) winning tenders for new projects, through participation in auctions held by ANEEL.

As a result of the approval of the Business and Management Master Plan 2014-2018, each one of the Eletrobras Companies updated its own Business and Management Plan for the five-year period 2014 to 2018, which involved an extensive negotiation process with the Eletrobras Holding Company.

In 2014, the Company prepared the Strategic Plan of the Eletrobras Companies for the period 2015-2030, which was approved by the Board of Directors of Eletrobras, on November 26, 2014.

The new Strategic Plan incorporates the new conditions under which the expiring concessions were extended under Law No. 12783/2013. In this update, different scenarios were evaluated, as well as the attractiveness of business in the energy market, the potential of the Eletrobras Companies and the aspirations of shareholders. Projections were also prepared to support decisions related to the business portfolio. The Corporate Identity (Mission, Vision and Values) was reviewed and Guidelines, Objectives and Strategies were established for the new horizon of 2015-2030. The plan also contained the parameters for preparation of a Business and Management Master Plan for the five-year period 2015-2019, which will outline goals and projects in order to achieve its objectives. The Corporate Identity of the new Strategic Plan 2015-2030 is now:

• Mission: Work in the energy markets in an integrated, profitable and sustainable way.

• Vision 2030: To be among the three largest global clean energy companies and among the world's ten largest in electricity, with profitability comparable to the best businesses in the energy industry, and to be recognized by all its stakeholders.

• Values: Focus on results; Ethics and transparency; Appreciation of and commitment to people; Entrepreneurship and innovation; Sustainability.

5.2. Corporate Performance

Eletrobras has Corporate Performance Target Agreements (CMDE) with its subsidiaries, except for CELG D whose controlling interest was recently acquired. The CMDE, signed since 2010, which covers a five-year period and is reviewed annually, is aligned with the Strategic Plan and Business and Management Master Plan, and sets targets for each of the Eletrobras companies and the holding company in the economic and financial, operational and social and environmental realms. The targets and related indicators are defined by the Board of Executive Officers of the holding company and evaluated by the Board of Directors, according to the relevance of the strategic results and objectives to be achieved in the five-year period and the premises established for each company.

The results obtained versus established goals are monitored and published in monthly reports submitted to the Board of Executive Officers, the Board of Directors and the Fiscal Council of each one of the Eletrobras Companies.

Eletrobras also monitors the initiatives / projects defined in the Business and Management Master Plan, pointing out the progress of the activities on the schedule as well as pending issues which indicate risks for the success of projects. In this regard, all projects underway are included, whether corporate or in joint ventures through SPEs, related to the expansion of the generation, transmission and distribution segments. According to their nature and relevance, the Average Delay index and Internal Rate of Return of these projects are monitored, and monthly reports are submitted to the Board of Executive Officers and the Board of Directors.

In 2014, the Company launched a management portal (in the testing phase) that will provide, on the Company's intranet, relevant corporate information, in an integrated and electronic form, for both middle management as well as senior management. The content will be taken from monthly publications sent to the Board of Executive Officers and the Board of Directors, in order to promote discussions between managers and their teams about corporate performance.

5.3. Brand, Reputation and Image Management

In a study by the consulting firm Brand Analytics, in partnership with the magazine "Isto É Dinheiro", Eletrobras was selected, for the second consecutive year, as the only company on the "50 Most Valuable Brands in Brazil." The Eletrobras brand was valued at US$ 205 million and obtained 43rd place in the ranking in 2014, two positions higher than the year before. The study included interviews with 12,800 Brazilian consumers about 480 brands, divided into 32 categories. Only Brazilian companies with shares listed on the BM&FBovespa are considered in the survey, which is in its 9th edition and uses financial data from Bloomberg and the market.

As far as reputation, Eletrobras was among the top-of-mind companies in the sector. The study also developed indicators that allow the Company to monitor these intangibles (image and reputation) using its own methodology and thus guide its actions with its stakeholders in accordance with its strategic positioning.

In 2013 and 2014, awareness and the internal dissemination of these aspects, as well as providing information about their ongoing development throughout the period, contributed to the formation of brand value and the promotion of their growth. The results of this work have already begun to appear in market surveys. In 2014, Eletrobras climbed 50 positions in the ranking "The 100 Best Prestige Brands in Brazil," from the magazine "Época Negócios". The champion in the energy sector, the company appears in 64th place in the overall ranking. The magazine highlights the brands that moved up the most positions in the 2014 ranking, such as Eletrobras, which secured its position due to areas such as social and environmental commitments, in which it ranked 21st among the 100 companies.

6. Operation and Commercialization

6.1. Generation

In 2014, the Eletrobras Companies generated a total of 175,706 GWh, including ventures in which the Company participates through SPEs and consortia, taking into account their proportional share in invested capital, which represents a decrease of 5.6% in relation to 2013, as seen in the following table.

Energy Generated (GWh)*

Eletrobras Companies*	2014	2013	Variation
Eletrobras	40.5	44.0	- 3.5
Eletronorte	42,876.2	41,632.0	1,244.2
Chesf	29,945.7	33,369.0	- 3,423.3
Furnas	31,827.0	35,153.0	- 3,326.0
Eletronuclear	15,433.3	15,829.0	- 395.7
Eletrosul	2,902.8	1,711.0	1,187.7
CGTEE	2,462.9	2,836.0	- 373.1
ED Amazonas	6,320.2	6,203.0	117.2
Itaipu Binacional	43,897.7	49,315.0	- 5,417.3
Total Eletrobras	175,706.3	186,092.0	- 10,389.8
Total Growth (%)			- 5.6%
* The energy generated by each company represents: the generation through assets that the company is fully responsible for; generation that is proportional to the share of the Eletrobras Companies in assets that belong to SPEs and consortia; and 50% of the generation of Itaipu Binacional.

This decrease can be attributed to climatic conditions observed in recent years that have led to diminished water flows in the Northeast and Southeast / Center-West regions of the country. In the case of the Northeast, in 2014, the worst hydrological series occurred in the history of flows. These circumstances have resulted in reduced hydroelectric generation by the Eletrobras Companies, in the last three years, of around 3,700 MW, due to the predominance of hydroelectric generation in the Company's enterprises, representing approximately 85% of the energy matrix.

With respect to the thermal generation of the Eletrobras Companies, there has been an increase in recent years of around 125 MW as a result of reduced flows, which led the National Operator of the Brazilian Electricity System to activate thermoelectric power plants. The following table shows the operational availability of the power plants of the Eletrobras Companies in 2014:

Generation Operational Availability(%)

		2014		2013
Eletrobras Companies	Full and Shared	SPEs	Consolidated(1)	Consolidated(1)
	Responsibility Plants
Eletrobras	-	96.83	96.83	92.23
Eletronorte	93.25	95.37	93.28	94.22
Chesf	82.64	98.62	83.23	88.77
Furnas	87.33	N/A	87.33	90.35
Eletronuclear	88.84	-	88.84	84.09
Eletrosul	89.84	66.86	89.05	92.23
CGTEE	60.14	-	60.14	46.18
ED Amazonas	82.45	-	82.45	82.37
Itaipu Binacional	96.16	-	96.16	96.21
(1) It takes into account own assets, full and shared responsibility (consortia in which the Eletrobras Companies and Itaipu Binacional have an ownership share) and SPEs in which the Eletrobras Companies have a stake.

Availability Factor (%)

Primary Energy Sources	Fully Owned and Jointly Owned Plants(1)			SPEs
	2014		2013	2014	2013
Coal	60.14		46.18	90.85	-
Wind	N/A		99.03	92.85	95.50
Gas	71.97	(3)	81.22	-	-
Hydroelectric	89.60	(2)	91.95	98.64	93.70
Oil (2)	91.73		86.89	99.97	99.60
Uranium	88.84		84.09	-	-
(1)	In jointly owned plants, when Eletrobras Companies and Itaipu Binacional have an ownership share, they are considered consortia.
(2)	Amounts are referred to Serra do Navio thermal Plant.

The following table presents the average thermal efficiency of the plants of the Eletrobras Companies by primary source and their evolution in relation to 2013.

Average Thermoelectric Generation Efficiency by Energy Source and Regulatory Regime (%)

Primary Energy Sources	2014	2013
Coal	29.6		33.4
Natural Gas	37.5		31.9
Oil	30.9		40.3
Uranium	35.4		35.5

Energy Sold

The volume of energy sold by the Eletrobras Companies fell 5.8% compared to 2013. In total, 244.2TWh were traded by the companies during the year. This drop can be explained, primarily, by the reduced energy generation of the Company due to the lower level of the reservoirs.

6.2. Transmission

The table below presents the situation of the Eletrobras Companies in relation to the availability of its transmission lines, in 2014 and 2013. This indicator represents the percentage of hours, during the year, that the lines are available for the national transmission system.

Transmission Lines Availability Index (%)

Eletrobras Companies	2014	2013
Eletronorte	99.93	99.88
Chesf	99.88	99.92
Furnas	99.10	99.60
Eletrosul	99.59	99.87
ED Amazonas	N/A	99.60
Total	99.62	99.81

The following graph shows the number of disturbances that occurred in the Eletrobras Companies in 2013 and 2014. As can be seen, although the total number of disturbances rose from 1,136 in 2013 to 1,295 in 2014, the number of disturbances where there were any load reductions decreased from 97 in 2013 to 94 in 2014. As for load reductions above 100 MW, the number of occurrences increased.

The purpose of the robustness indicator is to assess the ability of the Basic Power Gird to handle contingencies without interrupting electricity supply to consumers. The following graph shows Eletrobras' performance from 2010 to 2014 related to disturbances originating from their transmission networks:

Regarding technical losses in transmission, they are calculated by the difference between the sum of generation and import, and the sum of sales and export. Since 2010, under the coordination of Eletrobras, a unified methodology has been used to estimate electricity transmission losses in the Eletrobras Companies based on electrical calculations using power flow cases.

The following table presents the technical losses indicator for each one of the energy transmission companies of Eletrobras:

	Technical Losses through Transmission (%)
Eletrobras Companies	2014	2013
Eletronorte	1.35	1.63
Chesf	2.41	2.17
Furnas	2.19	2.17
Eletrosul	1.66	1.76
ED Amazonas	1.42	2.23
Total	1.98	2.01

6.3. Distribution

Electricity Trading of the Distribution Companies

During 2014, the Eletrobras distribution companies, not counting CELG D, billed an energy volume in the captive market of 17,113,939 MWh, representing an increase of 5.9% in relation to 2013. CELG D was not included to enable making a comparison with the year 2013. These distributors provided 331,102 MWh to consumers on the free market, representing an important 5.9% growth in the market, with energy loads growing 5.7%, compared to the national average of 2.2%.

The table shows the energy sold according to consumption class, in MWh, for each of the Eletrobras Companies, including the energy sold by CELG D only in the 4th quarter of 2014, at which time the company was consolidated on an accounting basis by Eletrobras

Energy Sold (MWh) – 2014 (1)

		ED	ED		ED	ED			Total
Classes	ED Acre	Alagoas	Amazonas	ED Piauí	Rondônia	Roraima	CELG-D	Total 2014	2013	(2)
Industrial	36,906	579,270	1,786,509	215,788	525,662	16,525	620,502	3,781,162	3,083,189
Residential	400,241	1,304,933	2,011,401	1,431,593	1,157,444	372,966	1,123,419	7,801,997	6,115,359
Commercial	198,497	731,982	1,310,082	659,465	632,376	161,713	612,650	4,306,765	3,452,928
Rural	41,521	178,919	80,525	142,042	285,676	16,611	312,418	1,057,712	739,221
Street Lighting	46,095	202,582	166,097	188,457	129,892	28,163	149,700	910,986	750,068
Others	152,210	337,854	836,502	379,126	261,006	107,308	216,269	2,290,275	2,021,417
Total (Captive)	875,470	3,335,540	6,191,116	3,016,471	2,992,056	703,286	3,034,958	20,148,897	16,162,182
(1) Only the amounts from the fourth quarter were taken into consideration for Celg D.
(2) Amounts adjusted in relation to the 2013 Management Report. Does not take into account Celg D.

The dynamism of the residential class can be noted, with growth of around 9%, attributed to the higher number of consumers, increased average consumption due to purchases of household appliances and electronics equipment, actions taken to regularize clandestine consumer units and diverted energy, and government housing programs, through "Minha Casa Minha Vida" ("My House My Life") and the efforts of the "Luz Para Todos" ("Light for All") program. Moreover, in most Brazilian states, the average temperature during the year was higher than the year before, resulting in increased use of air conditioning equipment.

The excellent performance of the commercial class was strongly influenced by the hooking up of several shopping centers, in addition to growth in the sector overall and increased activities in the service sector.

The low performance of the rural class was due to the rainfall in Alagoas and, mainly, because the sugarcane-ethanol sector chose to produce energy in their co-generation facilities.

The performance of electricity sales to the industrial class reflects the segment at the national level.

Distribution Service Quality

In 2014, the DEC 1-hour continuity indicator increased for the Eletrobras Distribution Companies, when compared to the preceding year, rising from 39.92to 40.6 hours (DEC: Equivalent Outage Duration per Consumer). As far as the FEC (Equivalent Outage Frequency per Consumer) indicator, there was a consolidated decrease of 0.8 in outages during the same period, dropping from 27.7 in 2013 to 26.9 in 2014.

Apart from regional stormy weather, the following factors also contributed to these results: the number of accidental failures caused by defects in equipment, contact with trees, animals in the network, fewer outsourced teams and problems replacing basic operating materials, such as fuses, poles and transformers, etc. It should also be noted that works to improve the power grid, due to budget shortages, also affected the electricity quality indexes.

In 2015, the quality of the services is expected to improve with the commencement of sub-projects from the Energy+ Project, along with continued pruning, transmission right of way cleaning and preventive maintenance, in addition to completion of plans for works in the distribution networks of the Eletrobras Distribution Companies.

Following is the FEC for each of the Eletrobras Distribution Companies, including CELG D, compared to the standard set by ANEEL:

Distribution Losses

In 2014, the Eletrobras Distribution Companies (not counting Celg D, for comparison purposes with previous years), reduced their overall losses, with a consolidated decrease of 0.87%, compared to December 2013, going from 30.68% to 29.81%.

Eletrobras	Technical Losses		Non-Technical Losses		Total Losses
Companies	2014	2013	2014	2013	2014	2013
ED Acre	9.85%	9.85%	13.80%	14.41%	23.65%	24.26%
ED Alagoas	10.34%	10.34%	14.47%	15.79%	24.81%	26.13%
ED Amazonas	7.77%	7.77%	29.86%	30.57%	37.63%	38.34%
ED Piauí	12.17%	12.17%	17.13%	17.78%	29.30%	29.95%
ED Rondônia	11.15%	11.15%	12.09%	12.82%	23.24%	23.97%
ED Roraima	7.04%	7.04%	4.49%	5.08%	11.53%	12.12%
Consolidated ELB*	9.70%	9.51%	20.11%	21.17%	29.81%	30.68%
Celg-D	9.83%	10.29%	3.44%	2.18%	13.27%	12.47%
* To be able to make comparisons with previous years, CELG D, in consolidated terms, was not included.

The following factors contributed to the decrease in overall losses: continuation of inspection and regularization actions, along with telemetering of Group A and IP reregistration, in addition to commencement of Sub-Project 3 (replacement of old meters) and Sub-Project 5 (regularization of illegal consumer units) from the Energy+ Project, funded by the World Bank.

The following graph shows the trend, since 2010, of the overall losses of the Eletrobras Distribution Companies, not including Celg D. As mentioned above, the decrease reflects the investments and efforts made by Eletrobras over this period.

Despite the efforts made throughout the year, the distributors encountered difficulties that contributed to driving a wedge between their final results and the goals set by the CMDE (Corporate Performance Target Agreement). Among the difficulties:

1. adverse factors in the inspection programs and regularization of consumer units interrupted the activities of outsourced teams hired by the distribution companies in Piauí and Alagoas, as well as delays in commencing the inspection activities of customers from Group A in the distribution company from Acre;

2. Significant increase in illegal land occupations, where actions of the utilities are limited to land title regularization actions by the government;

3. Delays at the beginning of Energy+ Program projects, and related gains.

For 2015, further progress is expected in reducing the level of losses, with energy gains due to completion of the projects started in 2014, with the Energy+ program fully underway, in addition to continuation of the monitoring and regularization actions.

Default

Regarding default management, there was an improvement in this indicator in virtually all the consumer classes served by the Company's distribution companies, except for public classes.

The private consumption classes improved, mainly because of the behavior of consumers, who prioritized paying their electricity bills, due especially to the different actions taken against non-payment, such as:

a) Rigorous fulfillment of collection measures through systematic operational actions to suspend electricity supply for late payments, filing delinquent customers with credit bureaus (SERASA) and lawsuits, among others;

 b) Implementation of the standard allowing for payment of debts in installments, with a minimum requirement of 30% down and reduced amortization, calculated by the commercial system;

c) Renegotiation of old debts and successful collection lawsuits; and

d) Management of the Provision and Losses accounts with objective debt negotiation actions and correct accounting of credits.

The main indicator that measures default in the Eletrobras Distribution Companies, INAD, is obtained by dividing Active Delinquency by Annualized Billing. Following is the trend in the Eletrobras Distribution Companies, not including CELG D, so that a comparison can be made with previous years:

7. Expansion and Investments

During 2014, Eletrobras invested R$ 11.4 billion, surpassing the mark of R$ 11.2 billion in 2013, which corresponds to achieving 78% of the investment budget approved for the year. The generation segment stood out with total investments of R$ 6.3 billion, representing 55% of the total invested in 2014.

In relation to corporate investments, R$ 1.8 billion were allocated to implement the Angra III Thermonuclear Power Plant. In terms of joint ventures, through SPEs, investments were made to implement the following hydroelectric power plants: UHE Jirau (R$ 0.6 billion), UHE Belo Monte (R$ 0.7 billion), UHE Santo Antônio (1.1 billion) and UHE Teles Pires (R$ 0.4 billion).

The following table shows the investments, by business segment, made by the Company from 2011 to 2014, as well as the percentage achieved of the 2014 investment budget:

			Invested (R$ million)
Nature of the Investments	Budgeted	Movement	2014	2013	2012	2011
	2014	in 2014
Generation	7,896	80%	6,278	6,435	5,263	5,128
Corporate Expansion	3,078	71%	2,183	2,767	1,771	2,588
Expansion SPEs	4,154	89%	3,701	3,241	2,980	2,109
Maintenance	664	59%	394	427	512	431
Transmission	5,096	79%	4,026	3,446	2,985	3,432
Corporate Expansion	2,771	76%	2,111	2,229	1,639	2,320
Expansion SPEs	1,642	88%	1,437	745	945	918
Maintenance	683	70%	478	472	401	194
Distribution	974	75%	728	928	1,056	781
Corporate Expansion	749	77%	577	723	837	597
Maintenance	225	67%	151	205	219	184
Other (Research, Infrastructure and	722	51%	370	402	546	462
Total	14,688	78%	11,402	11,211	9,850	9,803

The investments made by CELG D, in 2014, of around R$ 257 million, were not included in the table above.

For 2015, the approved investment budget is R$ 14.2 billion, according to no 8,383/14 Decree. The destination of funds, by business segment, is still depending on presidential sanction.

7.1. Generation

The Eletrobras Companies invested close to R$ 6.3 billion to expand the generation segment, adding a total of 1,600 MW to domestic installed capacity in 2014, based on corporate investments and those made through SPEs, in proportion to the capital invested by the Eletrobras Companies. If the total installed capacity of the SPEs is included, the amount added to domestic installed capacity, together with Eletrobras' share, is 2,880 MW, considering the net aggregation, that means, excluding the reduction of capacity in thermal plant of Santa Cruz, this amount would be 2,452 MW, which is shown in the following table.

Another highlight was the startup of the Batalha Hydroelectric Power Plant (52.5 MW), of the subsidiary Furnas. As for SPEs, another 1,158 MW from UHE Santo Antônio (HPP) went into operation, in which Furnas has a 39% share; as well as another 1,425 MW from UHE Jirau (HPP), with each of the subsidiaries Chesf and Eletrosul holding a 20% share; and the wind farms Rei dos Ventos 1, Rei dos Ventos 3 and Miassaba 3 went into operation, totaling 187 MW, in which have Furnas and Eletronorte have a 24.5% share each.

			Eletrobras Installed Capacity (MW)
Sources				Growth - Eletrobras Share	Growth Leveraged by
	2014		2013	(MW)(1)	Eletrobras (d)
Clean Sources	40,006		38,420	1,586	2,869
Wind + Solar	259		150	109	233
Hydroelectric	37,757		36,280	1,477	2,636
UHE Batalha	53		-	53	53
UHE Três Irmãos	403		-	403	808
UHE Jirau	600		30	570	1,425
UHE Santo Antônio	892		440	452	1,158
Nuclear	1,990		1,990	-	-
Thermal	4,150	(3)	4,567	-417	-417
UTE Santarém	15		-	15	15
UTE Santa Cruz	500		932	-432	-432
Total	44,156		42,987	1,169 (2)	2,452 (2)
(1)	Refers to the proportional share of the capital invested by the Eletrobras Companies.
(2)	The operation and maintenance concession for UHE Três Irmãos (HPP), in accordance with Law No. 12,783 / 2013, awarded,
	through ANEEL Auction No. 002/2014, on March 28, 2014, to the SPE Tijoá Participações e Investimentos S.A., in which
	Furnas holds 49.9% share, was not considered as an addition to the installed capacity of the System.
(3)	The activities of Generating Units 3 and 4 of UTE Santa Cruz (thermoelectric power plant) of Eletrobras Furnas were
	suspended, in accordance with ANEEL Ruling No. 3,263/2013. Thus, there is a reduction of 417 MW.

The Eletrobras Companies also invested R$ 394 million in renovations and expansion of existing generation facilities, resulting in their improved performance.

In 2014, five energy auctions took place: two New Energy Auctions (LEN), one Reserve Energy Auction (LER) and two Existing Energy Auctions (LEE). The subsidiary Furnas was the winner in the energy auctions ANEEL 002/2014 ("UHE Três Irmãos Auction") and 003/2014 ("19th New Energy Auction"). In the first one, held on March 28, 2014, SPE Tijoá Participações e Investimentos S.A., in which the Company holds a 49.9% share, was awarded the operation and maintenance concession of UHE Três Irmãos (HPP), which previously belonged to Companhia Energética de São Paulo (Cesp). In the second one, held on June 6, 2014, SPE Madeira Energia S.A., in which the Company has a 39% share, negotiated the sale of energy to be produced through the expansion of UHE Santo Antônio (HPP).

Eletrosul promoted, on October 30, 2014, an auction to sell photovoltaic solar energy, from the enterprise MEGAWATT SOLAR, with supply starting on January 1, 2015. The commercial startup of this plant was authorized by ANEEL, through Ruling No. 3892/2014, on September 25, 2014, enabling Eletrosul to trade the energy in the free market.

In search of new business opportunities, the Eletrobras Companies participate in hydroelectric plant studies and projects, directly or in partnership, totaling 22,872 MW of installed generation capacity. Following are the main studies and projects:

Enterprises – Feasibility Study

Company	Type	Stage	Enterprise	State	MW
Eletrobras and Ebisa (Argentina)	HED	Viab. Study	Garabi	Bra/Arg	1,152
Eletrobras and Ebisa (Argentina)	HPP	Viab. Study	Panambi	Bra/Arg	1,048
Eletronorte, Eletrobras and others	HED	Viab. Study	Jamanxim	PA	881
Eletronorte, Eletrobras and others	HED	Viab. Study	São Luiz do Tapajós	PA	8,040
Eletronorte, Eletrobras and others	HED	Viab. Study	Jatobá	PA	2,338
Eletronorte and others	HED	Viab. Study	Marabá	PA	1,850
Eletronorte and others	HED	Viab. Study	Serra Quebrada	MA/TO	1,328
Others	HED	Viab. Study	miscellaneous	miscellaneous	6,235
Total					22,872

7.2. Transmission

In 2014, the Eletrobras Companies invested a total of R$ 3.5 billion to expand the transmission segment.

These projects include expansion of the transmission system in the Northeast, corresponding to R$ 419 million, as well as expansion of the electric power transmission system and implementation of substations in the South, amounting to R$ 421 million.

3,186 kilometers of transmission lines were added to the National Interconnected System (SIN), of which 1,053 km are under the full responsibility of the Eletrobras Companies and 2,133 km correspond to its proportional interest in SPEs. If the total length of the transmission lines of the SPEs is included, the total amount added to the country's transmission lines, with Eletrobras' interest in SPEs, was 4,902.48 Km.

Another highlight was the startup of the SPE Norte Brasil Transmissora de Energia (2,375 km long), responsible for dispatching the energy produced in the plants along the Madeira River. The subsidiaries Eletrosul and Eletronorte each hold a 24.5%stake in this SPE.

In the North, Circuits 1 and 2 of LT 230 kV Jorge Teixeira/Lechuga (transmission line) were energized (each 30 km long), consolidating the Manaus connection within the SIN, under the responsibility of the subsidiary Eletronorte.

In the Northeast, the LTs 230 kV João Câmara II / Extremoz II (82 km in length), and Igaporã - Bom Jesus da Lapa (115 km in length) were energized, under the responsibility of the subsidiary Chesf.

In the Southeast, LT 500 kV Mesquita – Viana 2 (252 km long) was completed, under the responsibility of the SPE MGE Transmissora, in which the subsidiary Furnas holds 49% of the shares.

Also during 2014, in the South, a large trunk for dispatching electricity was energized, under the responsibility of the SPE Transmissora Sul Brasileira de Energia, in which Eletrosul has an 80% stake. This project will help meet the growing demand in the region, and is formed by the LTs 525 kV Salto Santiago – Itá (190 km), energized in February; Ita - Nova Santa Rita (307 km), energized in July; and LT 230 kV Nova Santa Rita / Camaquã 3 / Quinta (291 km), energized in December. Likewise in the South, LT 230 kV Cascavel Oeste – Umuarama was energized, under the responsibility of the SPE Costa Oeste Transmissora, with Eletrosul holding a 49% share.

	Length of the	Growth - Transmission Lines in 2014 (km) >=230kV
Eletrobras	Transmission		SPEs –			Leveraged by
		Full Responsibility			SPEs – Total
Companies	Lines in 2014 (km)		Eletrobras	Total (a+b)		Eletrobras
	>=230kV(d)	(a)	Share (b)		Length (c)	(a+c)
Eletronorte	11,012.6	549.1	-	549.1	-	549.1
Chesf	20,003.9	330.9	44.1	375.0	90	420.9
Furnas	18,364.2	161	126.4	287.4	258	419.0
Eletrosul	10,743.1	-	798.5	798.5	1,126	1,126.0
Eletronorte/Eletrosul	-	-	1,163.8	1,163.8	2,375	2,375.0
ED Amazonas	378.3	13.4	-	13.4	-	13.4
Total Eletrobras	60,502.1	1,054.4	2,132.8	3,187.2	3,849	4,903.5
(b) Refers to the proportional share of the capital invested by the Eletrobras Companies in the enterprise.
(c) Refers to the total length of the transmission lines of the enterprise.

In relation to the substations of the Eletrobras Companies, transformation capacity increased by 4,241 MVA, of which 2,110 MVA belong totally to the Company or were renewed under Law No. 12,783/2013, and 2,130 MVA are in proportion to the capital invested in SPEs.

			Growth - Substations in 2014 (MVA) >=230kV
Eletrobras	Substation	Own
Companies	No.	Transformation	SPEs – Eletrobras	Total (MVA)	SPEs – Total	Leveraged by
			Share (MVA) (b)*	(a+b)	(MVA) (c) **	Eletrobras (a+c)
		Capacity (MVA) (a)
Eletronorte	01	200	-	200	-	200
Chesf	06	1,010	882	1,892	1,800	2,810
Furnas	03	900	588	1,488	1,200	2,100
Eletrosul	04	-	661	661	1,213	1,213
Total	14	2,110	2,131	4,241	4,213	6,323
(b) Refers to the proportional share of the capital invested by the Eletrobras Companies in the enterprise.
(c) Refers to the total length of the transmission lines of the enterprise.

The Eletrobras Companies, through corporate ventures or interests in SPEs, won 6 lots of transmission auction lots, comprising a total of 1,979 km of lines and over 2,446 MVA in substations, of which 1,301 km and 1,360 MVA were corporate ventures, i.e., without the participation of third parties.

One highlight the Company's participation, through its subsidiaries Furnas and Eletronorte, in Transmission Auction No. 11/2013, held in February 2014. The Consortium IE Belo Monte, in which each of the above Eletrobras Companies holds a 24.5% interest, in partnership with the Chinese State Grid Brazil Holding S.A. (51%), will be responsible for the construction of the transmission line that will dispatch the energy produced by UHE Belo Monte (HPP). The project will be approximately 2,092 km long and planned investments are R$ 5 billion.

The complete list of new projects of the Company in the transmission segment can be found on the company's website, www.eletrobras.com/elb/ri, in the section, "Investor Relations", under "Financial Information" - ‘Report to Investors 4Q14 - Appendix’.

7.3. Distribution

In 2014, Eletrobras invested approximately R$ 0.7 billion in the distribution segment, excluding the investments made by CELG D, recently acquired by Eletrobras.

The main projects included: expansion of the distribution system of the state of Amazonas, with investments of around R$ 107 million; expansion of the distribution systems of the states of Acre, Roraima, Piauí and Alagoas (R$ 93 million); and of Rondônia (R$ 85 million).

The investments in 2014 decreased by 21.5% compared to 2013, with 75% of the planned amount achieved. The leading distribution companies, in terms of investments made, were Rondônia with 90.6% of its approved budget and Amazonas with 88.4%.

In 2014, the average amount invested per consumer was R$ 129.93, below the average of the 37 main distributors in the country, which is around R$ 165.54/consumer.

The low realization of investments and, hence, low expansion of the distribution system was mainly due to restrictions in funding sources available to the Company's distribution companies, resulting from: (i) Law No. 12783/2013 which terminated collection of the energy sector charge - Global Reversion Reserve (RGR), which was the main source of funding for distribution companies; and (ii) expiry of the distribution concessions of the Eletrobras subsidiaries, scheduled to occur in July 2015. Although their renewal was authorized by Law No. 12,783/2013, the conditions for this renewal have not yet been regulated.

After the curbing of its main financing sources, the Eletrobras distribution companies only had R$ 417 million at their disposal, corresponding to World Bank funding for the Energy+ Program.

Finally, regarding the expansion of the distribution segment, it is important to note that, as mentioned in the section about corporate highlights, Eletrobras, on January 27, 2015, acquired a controlling interest in Companhia de Distribuição de Goiás (CELG D), which alone has a customer base of 2,716,003, which represented 95% of the increase of the 2,854,052 new customers. Other factors were also critical for distribution expansion in 2014, such as investments in the expansion of networks, the regularization of illegal consumer units and government housing programs.

7.4. International Operations and Cross-Border Interconnections

Eletrobras, in 2014, maintained its strategy of developing an international presence in the electricity market, either through direct ownership or in partnership via SPEs, seeking renewable generation and energy transmission projects that pass a rigorous evaluation in terms of risk and return on investment. This international operation is aimed at creating value for the Company through taking advantage of investment opportunities with adequate returns and benefits resulting from continental energy integration.

In 2014, Eletrobras carried on with its studies on hydroelectric development, transmission lines and generation of renewable energy in the South American and African continents. In South America, worthy of note are the hydroelectric development studies in Guyana, Nicaragua, Peru and Uruguay. In Africa, it continued prospecting opportunities in the energy market, such as transmission projects and clean and renewable generation projects in Mozambique, Nigeria and Congo, in view of the considerable hydroelectric potential of the region and the huge lack of energy on the continent.

In pursuit of such opportunities, Eletrobras has forged ahead with the signing of agreements and engaging in dialogues with governments of the countries concerned, as well as with partners interested in partnerships in these regions.

Also in 2014, the necessary agreements were signed with the Nicaraguan government to start construction of the Tumarín Project, a hydroelectric power plant, of 253 MW, located in the Autonomous Region of the South Atlantic. Thus, in December 2014, the purchase was completed of the lands that would be affected by the project, and the preliminary work to access the project site began, as well as purchase of supplies needed to set up a pioneer camp. The loan agreements are in the final stages of negotiation and the works to access the site began in February 2015. The first generating unit is expected to start up in November 2018 and the entire plant, with its 3 generating units, in March 2019.

On another front, as a result of the association between Eletrobras and Administración Nacional de Usinas y Trasmisiones Eléctricas (thermoelectric power plant), the Artilleros Wind Farm (65 MW), belonging to ROUAR SPE SA, located in the Department of Colonia, Uruguay, went into operation. The wind farm is still under construction, but the first eight of its wind turbines became operational in December 2014, with 16.8 MW of installed capacity, making it the first international venture of Eletrobras to go into operation.

Projects Abroad:

In December 2014, the portfolio of international projects comprised 16 projects -15 Greenfield (new projects) and one acquisition. The total assets in the portfolio amount to an installed capacity of 14,760 MW in generation and 900 km of transmission lines.

The resources invested in the portfolio by Eletrobras in 2014 were US$ 36 million. Work on the Tumarín project is scheduled to begin in the first half of 2015 and the other projects are still in the initial analysis stage.

Aligned with the strategic guideline for sustainable expansion listed in the Strategic Plan 2015-2030, the Company sought to increase its involvement in generation (emphasis on wind and hydroelectric) and transmission (emphasis on regional interconnections) in South and Central America, as well as in some regions of Africa. Based on its competitive advantages, such as expertise in large hydroelectric projects and regional integration, size and favorable geopolitical position, the Company has been building a portfolio of projects abroad, with an emphasis on local partnerships, focusing on the creation of value that is equivalent or superior to investment opportunities in Brazil.

Cross-Border Interconnection Operations

In the South, in 2014, the Brazilian stretch of the Brazil - Uruguay interconnection entered into the final construction stage, which will create a connection between SE Presidente Médici, located in the city of Candiota (RS) and SE San Carlos, near Punta del Este, Uruguay. Testing of the line is scheduled to start in March 2015.

In the North, the talks involving the preliminary feasibility study of the Arco Norte Project, with the companies and governments involved, were intensified. This project represents a regional electricity transmission and data system, whose purpose is to establish an electrical interconnection between the states of Roraima and Amapá, passing through the neighboring territories of Guyana, Suriname and French Guiana. The feasibility study of the project received funding from the Inter-American Development Bank (IDB) and is in its first stage (baseline study). The next stage is the pre-feasibility study, scheduled to be completed in the fourth quarter of 2015.

Lastly, the Company operates international interconnections with: Paraguay, through the subsidiary Itaipu Binacional; Argentina, through the 132 kV transmission line which connects the Uruguaiana substation, in Brazil, to the Paso de los Libres substation, in Argentina); Venezuela, through a 230kV transmission line, with a capacity of 200 MW, which connects Boa Vista, in the state of Roraima, to the city of Santa Elena, in Venezuela; and with Uruguay, through the 230kV transmission line which connects the Rivera frequency converter station, with a capacity of 70 MW, to the Livramento substation, in Brazil.

8. Research, Development and Innovation

Since 2011, the Eletrobras Companies have been guiding their strategies and actions to standardize their corporate information systems, in order to support the implementation of a new business management model to ensure uniform, integrated, profitable and competitive performance, as well as to help improve corporate governance, based on best market practices.

To this end, it carried out a standardization process to create one integrated business management system (Enterprise Resource Planning - ERP), which resulted in the SAP ERP system, which serves as the standard for all the Eletrobras Companies.

The contracting to implement and adjust the SAP ERP system in the different companies will occur in a uniform, efficient and effective manner, at the lowest possible cost, through the ERP Standard Implementation in the Eletrobras Companies (ProERP).

In the areas of electric power generation, transmission, distribution, trading and end use, the activities carried out by Cepel are worth noting, which was created in 1974 at the initiative of Eletrobras, and whose founders also included Chesf, Furnas, Eletronorte and Eletrosul.

It currently acts as the Executive Secretariat for the Technological Policy Committee (CPT) of the Eletrobras Companies, a structure that, in 2012, started addressing, in an integrated manner, R&D+I and Technology corporate issues, by defining policies, guidelines, strategies and action plans. However, the beneficiaries of Cepel's work transcend the Eletrobras Companies, and include Ministries and energy sector organizations, such as the Energy Research Company (EPE), the National Electricity System Operator (ONS), the Electric Power Trade Chamber (CCEE) and ANEEL, as well as utilities and equipment manufacturers. The center also participates in the preparation of the National Energy Plan and the Ten Year Energy Plans developed by EPE.

The funds contributed by the Eletrobras Companies in 2014 for these activities totaled R$ 158.3 million and were used to develop 85 institutional projects in the following areas: Energy Optimization and Environment; Electricity Networks; Automation Systems; Lines and Stations; Distribution Technology; Special Technologies; and Experimental Research.

Investments in Research, Development and Innovation		R$ (million)
	2014	2013*	Variation (%)
Energy Efficiency	6.0	12.2	-51.2%
Energy Distributed	0.6	1.5	-58.9%
Generation and Advanced Technologies	28.1	35.6	-20.9%
Innovative Services related to Sustainability	4.4	6.0	-26.8%
Renewable Energy Technology	4.6	7.6	-38.9%
Transmission and Distribution Technology	91.8	132.5	-30.7%
Total	135.5	195.4	-30.6%
* Amounts related to 2013 include costs involving the implementation of the Resignation Incentive Plan (PID).

Among other important achievements was the chain of methodologies and computer programs used for planning the expansion and operation of generation, integrating long, medium and short-term horizons, and enabling the definition of coordinated plans to expand and operate the electric power system on a sustainable basis. Also worth noting is the chain of models and computer programs focused on the design, analysis, planning and operation of the transmission system.

For the coming years, one of the great challenges of the Brazilian electric power system is the transmission of large blocks of electricity from the Amazon region to the Southeast and Northeast regions, on a reliable basis with minimal environmental impact. Therefore, it will be necessary to use energy transmission technologies in Ultra High Voltage (UHV), whether AC or DC. UHV technology research requires theoretical and experimental activities in laboratories through tests that simulate real conditions. The big challenge in this case is implementing a laboratory infrastructure capable of meeting the demands of experimental research. Under construction in the Adrianópolis Unit, in the city of Nova Iguaçu, LabUAT is one of the most important investments in Cepel's history. Its purpose will be to support the development and performance assessment of commercial solutions involving new transmission line configurations with voltage classes up to 1200 kV AC (alternating current) and ± 800 kV DC (direct current), with high capacity for transporting large blocks of energy over long distances

The funds needed to confront these challenges have been contributed by Eletrobras, the Ministry of Mines and Energy (MME), the Ministry of Science, Technology and Innovation (MCTI), the Financing Agency for Studies and Projects (FINEP) and the World Bank.

9. Society and Environment

9.1. Social Responsibility

Eletrobras, mindful of its mission to "work in the energy markets in an integrated, profitable and sustainable way", supports social, cultural, sports and institutional projects relevant to the development of Brazilian society in different segments. Eletrobras' social commitment toward all its stakeholders is essential for the sustainability and growth of its business. In this regard, Eletrobras approved the Social Responsibility Policy of the Eletrobras Companies, whose purpose is to guide the practices of the Eletrobras Companies based on the precepts of social responsibility, making them a part of its management model.

Pinpointing, therefore, relevant issues related to social responsibility, Eletrobras supported social projects in the areas of education and generation of employment and income, essential for the country's sustainable development, in addition to initiatives sponsored by the Company, linking the Eletrobras brand to projects that promote culture and sports in Brazil.

In 2014, 15 non-incentive based projects were contracted, as well as 31 incentive-based sponsorship projects, i.e., that receive tax incentives through specific laws, such as the Rouanet Law (cultural projects), Audiovisual Law (film production) and Sports Incentive Law. Investments sponsored by Eletrobras seek to encompass environmental, social and sporting aspects, plus others related to its stakeholders, as a way of blending business objectives with those of society.

Besides the aforementioned voluntary commitments, in June 2014, Eletrobras and Itaipu Binacional adopted the OECD business guidelines for multinational enterprises, in reference to responsible business conduct. Likewise, as a signatory to the UN Global Compact, the Gender and Race Equality Program of the Secretariat for Women's Policies of the Presidency of the Republic (SPM/PR) and the Women's Empowerment Principles – a joint initiative of UN Women and the Global Compact – Eletrobras has been embracing the challenge of promoting equal opportunities for all people. This commitment is also expressed in the Code of Ethics of the Eletrobras Companies.

9.2. Integrated People Management Policy

Staff

The Eletrobras Companies have an integrated people management policy. The following table shows the number of employees in 2014 and 2013.

Eletrobras Companies(2)	Employees (headcount) (1)		Var.
	2014	2013
Eletrobras	1,027	1,044	-17
Eletronorte	3,033	3,077	-44
Chesf	4,553	4,409	144
Furnas	3,497	3,522	-25
Eletronuclear	2,263	2,542	-279
Eletrosul	1,318	1,343	-25
CGTEE	634	606	28
Cepel	344	324	20
ED Acre	263	273	-10
ED Alagoas	1,016	1,058	-42
ED Amazonas	2,110	2,151	-41
ED Piauí	1,148	1,177	-29
ED Rondônia	728	758	-30
ED Roraima	277	261	16
Eletropar	04	05	-1
Total (3)	22,215	22,550	-335
Celg D	1,697	-	-
(1)	Headcount = own staff (excluding assigned employees) + commissioned positions + + required employees + employees
	reinstated on the grounds of Law No. 8878/94, working in the company.
(2)	Employees from Itaipu, totaling 1,377 at 31/12/2014, were not taken into account, since it is a bi-national company, whose
	results are no longer consolidated in the financial statements of Eletrobras.
(3)	To be able to make comparisons with previous years, CELG D, in consolidated terms, was not included.

In an effort to reduce its operating costs after the publication of Law No. 12783/2013, the Resignation Incentive Plan (PID) was implemented in the Eletrobras Companies, with the exception of Eletronuclear which, due to the characteristics of its operations, implemented the Plan in 2014. Celg-D, as it was recent acquired, it is not involved in this reduction cost campaign through PID.

The final phase of the PID was in 2014, at which time 557 more employees left the company. The total number of employees that have resigned from the Eletrobras Companies since the implementation of the plan is 4,778, resulting in an annual savings of approximately R$ 1,266,178,000 in personnel expenses.

The following table shows the figures for the Resignation Incentive Plan (PID) at December 31, 2014:

Resignation Incentive Plan (PID)

Companies	Enrolled	Resigned by December 2014	Savings (R$ thousand)
Eletrobras	196	196	67,106
Eletronorte	430	430	193,147
Chesf	1,353	1,353	276,359
Furnas	1,103	1,103	319,373
Eletronuclear	623	341	177,498
Eletrosul	203	203	43,837
CGTEE	124	124	18,253
Cepel	152	152	35,195
ED Acre	71	71	11,690
ED Alagoas	264	264	38,985
ED Amazonas	143	143	16,894
ED Piauí	299	299	52,304
ED Rondônia	88	88	12,237
ED Roraima	11	11	3,299
Total	5,060	4,778	1,266,177

Mobility Plan of the Eletrobras Companies

With the departure of part of its staff through the PID, the Company's management prepared the Mobility Plan of the Eletrobras Companies (PMI), in 2014. The PMI establishes criteria for the internal movement of employees between organizational units, optimizing the allocation of staff and enabling better alignment between the interests and skills of employees and the personnel needs of Eletrobras.

Training and Development

The training and professional development of the Company's employees are concentrated in the University of Eletrobras Companies (Unise), which provides for the development of critical skills that are strategic for meeting the objectives of the Eletrobras Companies. The main goal of Unise is to develop professional skills that will facilitate the achievement of Eletrobras' objectives. Through the methodology of consultative forums with experts in the macro processes of the Eletrobras Companies, Unise is able to map the critical skills to be developed for each macro process over a period of time, thereby generating the Corporate Education Plan (PEC).

The premise underlying the Eletrobras Companies Corporate Education operational model is integrated and cooperative interaction between the Eletrobras Companies, in alignment with the Company's strategic objectives of integration, competitiveness and profitability.

In 2014, the Unise carried out 58 educational initiatives among its schools, with a total investment of around R$ 3.7 million.

The primary focus of Unise in 2014 was leadership development in the Eletrobras Companies, to increasingly enhance these leaders to be able to deal with the new strategic scenario of energy business in Brazil, as well as better manage their teams, resulting in cost optimization and excellent quality.

In addition to Unise's educational activities, focusing on the development of critical competences, following is the overall consolidated Corporate Education in the Eletrobras Companies:

Consolidated Unise + Corporate Education	Investment	Number
			Share	Class Hours
Units of the Eletrobras Companies	(R$ thousand)	ofShares
Post-Graduate Stricto Sensu	243	32	49	9,900
Post-GraduateLato Sensu	2,384	107	325	65,533
OtherEducationalActions	20,492	5,356	62,996	907,161
Congresses and Seminars	3,395	661	4,447	64,565
Language Courses	1,921	284	2,412	40,701
Total	28,435	6,440	70,229	1,087,860

Occupational Health, Well-Being and Safety

The continuation of initiatives that endeavor to improve the quality of life and health of its more than 22,000 employees is seen as essential by Eletrobras Management in order to create a staff able to face the challenges imposed by the market. In this regard, the Healthy Eletrobras Program, which currently has 353 participants, focuses on disease prevention, health promotion and enhancing the quality of life of its employees. It features initiatives that seek to reduce risk factors of chronic disease, encourage exercise and promote healthy eating habits, a team spirit and integration among employees, adding value to the quality of life at work, in addition to providing support to employees eligible for retirement.

In 2014, Eletrobras participated in the Prêmio Ser Humano ("Human Being Award"), with the case study "Healthy Eletrobras – Running and Walking Program to Promote Quality of Life at Work" - and received honor by ranking among the top three finalists. The award is organized annually by the Brazilian Human Resources Association (ABRH-RJ) in order to recognize best practices in people management. A book will be published in 2015, including the company's case study. Other initiatives worth mentioning are the five presentations of the Eletrobras Choral Group, participation in 12 street races and the annual vaccination campaign against influenza. The cost of all the quality of life initiatives of Healthy Eletrobras was R$ 377,139.30.

Labor and Union Relations

In the Eletrobras Companies, there are a total of 73 unions, which are represented by five federations and seven unions in national collective bargaining agreements. Federação Nacional dos Urbanitários (FNU), affiliated with Central Única dos Trabalhadores (CUT), represents 86% of Eletrobras' employees and the remaining 14% are represented by unions affiliated with Força Sindical. The Collective Bargaining Agreement encompasses all employees from the Eletrobras Companies.

Social Security Funds and other Social Plans

Social Security Funds and other Social Plans		Beneficiaries (in units)
	2014	2013	2012	2011
Pension plan - Defined Benefit type	114	179	190	190
Pension plan - Defined Contribution type	789	897	925	912
Group Life Insurance Policy for employees and those covered	703	693	760	713
Agreement with INSS for concession and maintenance of social	990	988	1,217	1,236
Self-management health plan by the Human Resources Department	1,285	1,288	1,328	1,391
Unemployment Compensation Plan for 90% of Initial Monthly	106	109	146	230

9.3. Environmental Management

The environmental management initiatives undertaken by Eletrobras include technical and institutional support to target activities carried out by the subsidiaries and that are aligned with their strategic objectives and corporate goals.

The Environmental Subcommittee of the Eletrobras Companies (SCMA) is comprised of managers from the environment departments of the Eletrobras Companies and, at the technical level, has experts organized into eleven theme-based working groups and three temporary committees. In 2014, the Environmental Policy Internalization and Disclosure Plan in the Eletrobras Companies was jointly developed by three Working Groups (Environmental Policy, Environmental Education and Environmental Communication).

Three more important documents were produced within the SCMA: 1) Performance Evaluation in Base Year 2013 of the Greenhouse Gas Emission Reduction Goals of the Eletrobras Companies; 2) Guidelines on the Relocation of People Affected by Electricity Projects of the Eletrobras Companies; and, 3) Implications of the New Forest Code on the generation activities of the Eletrobras Companies, the content of which is summarized further down:

In 2013, as per the commitments assumed by Eletrobras to tackle climate change, greenhouse gas emission reduction goals have been institutionalized by the companies that comprise the GHG Inventory of the Eletrobras Companies.

In relation to the Involuntary Resettlement Committee, the "Relocation Guidelines for People Affected by Electricity Projects of the Eletrobras Companies" was approved. This work was motivated by the enactment in 2010 of Decree No. 7,342 which established the socioeconomic registry for identification, qualification and public registration of the population affected by hydroelectric power generation projects and created the Inter-Ministerial Socioeconomic Registration Committee, coordinated by the Ministry of Mines and Energy.

As far as the third document cited above, the primary objective of the report "Implications of the New Forest Code on the Generation Activities of the Eletrobras Companies" was to identify the effects of the implementation of Federal Law No. 12,651/2012, which instituted the new Forest Code, upon the Company's activities, particularly in hydroelectric generation and the issues related to management of the edges of the reservoirs.

Also in 2014, the collection of "Best Practices" of the Eletrobras Companies was updated. In other words, actions aimed at improving the management of environmental issues were reviewed.

The Eletrobras Holding Company is coordinating the development, implementation and maintenance of the Corporate Sustainability Management Indicator System (SMI) in the Eletrobras Companies. In 2014, it invested approximately R$ 844,000 in research and to develop the SMI System, as well as in training to help improve environmental management.

The SMI is an important strategic tool, in continuous development, which compiles information on the Company's performance in areas such as energy, water, biodiversity, waste and regulatory compliance, etc. In addition to the environmental dimension, already implemented since 2010 in all the Eletrobras Companies, the SMI system is being expanded for use in a variety of areas related to corporate sustainability, such as social responsibility, governance and finance.

In 2014, the "Protected Areas" Module was incorporated into the SMI System, in which the Eletrobras Companies inform the designated actions and resources for support of environmental protection areas across the country. The biodiversity indicators of the SMI System are important to show the biodiversity protection actions carried out by the companies and to guide the improvement of management.

Climate change:

In addition to the annual preparation of the Greenhouse Gas Emissions Inventory of the Eletrobras Companies, which has been done since 2009, and its commitment to climate change expressed in the Eletrobras Declaration of Commitment on Climate Change, published in 2012, Eletrobras has also established, in a joint effort with its subsidiaries, goals to reduce greenhouse gas emissions in its own vehicle fleet and for electricity consumption. The goals are aimed at reducing GHG emissions in 2015, using the GHG emissions from the base year 2012 as a reference.

Due to the higher output of thermoelectric plants, ordered by the National Electricity System Operator (ONS), due to the water crisis, the greenhouse gas emissions of the Eletrobras Companies have increased. The Eletrobras Greenhouse Gas Emission Inventory indicated that in 2014 a total of approximately 14 million tCO2 of GHG emissions in assurance phase of KPMG and with completion scheduled for April 2015, shows that, in 2014, there was a trend to a small increase of 0.4% in GHG emissions in scopes 1 and 2, following the trajectory of the last three years.

Biodiversity:

Based on the fact that environmental issues are directly related to the nature of the business of the Eletrobras Companies, the management and minimization of impacts on biodiversity is a strategic guideline that must be followed, from the time planning begins through to the operation of the enterprises.

The Eletrobras companies engage in biodiversity restoration and protection activities, in accordance with the principles and guidelines of the Eletrobras Environmental Policy. In order to use energy resources in a rational manner and stay in balance with the environment, engineering and socio-environmental aspects are taken into consideration in all the stages of projects, always upholding the principles of sustainability. It is recommended to maintain a systematic and continuous process for improving management practices, based on compliance with public policies and international agreements to which Brazil is a signatory.

Environmental assessment criteria prior to the granting of loans for carrying out projects:

The environmental management assesses, from a technical and budgetary point of view, all the environmental documentation associated with energy sector projects of interest to Eletrobras, particularly those that will be financed with ordinary funds or energy sector funds under the Company's management, using the following criteria:

• Confirm compliance with the specific terms of reference for development of environmental studies;

• Technical analysis of environmental studies;

• Analysis of environmental costs associated with planned environmental actions and programs; and• Compliance analysis of the environmental licensing process, when already underway.

With respect to projects, the Company, right from the early planning stages, considers it necessary to hold meetings to provide explanations and build channels of communication with the various social groups affected. In the Environmental Impact Studies, as well as the preparation of environmental programs during the Basic Design stage, the communities are invited and encouraged to participate in the discussion forums on the project, its impacts and to express their expectations.

The conducting of environmental studies related to the different planning and implementation stages may reveal conflicts and issues that could lead to a review of the project's arrangement in order to minimize/mitigate impacts, such as population displacement. The "Relationship with Society" principle of the Eletrobras Environmental Policy states that dialogue with the different social agents must take place from the time a project first starts being planned, to identify expectations and needs. It also establishes that communication processes must be implemented, using appropriate language for the intended public, as well as ongoing communication and clarification on issues related to energy and social and environmental initiatives.

Within the realm of Social Communication Plans, including those related to the Socioeconomic Registry, actions are planned which include the setting up of local offices so that information access and exchange with the community may occur prior to the holding of public hearings pursuant to the law. To disseminate information on the projects, local media, such as newspapers and radio, meetings with the community and the websites of the companies are used. In the Uruguay River projects, around 40 meetings were held on the Brazilian and Argentine banks. The Environmental Impact Report (RIMA) is available to the public in easily accessible locations such as public libraries and city halls.

Main environmental risks in Eletrobras' areas of operation

The main risks in Eletrobras’ business activities are physical and regulatory risks. The former are associated with extreme events – floods, droughts, windstorms, high keraunic level and others – which have been intensifying notably in recent years. The climate change underway is already affecting known and established standards, such as parameters for engineering projects and electricity generation and transmission capacity.

The prediction of flows in basins where hydroelectric plants are installed is crucial for calculating the energy that will be generated. Although it has some thermoelectric power plants, including the Angra nuclear power plants, the focus of Eletrobras' business activities is hydroelectric generation and transmission of the energy generated. Therefore, the company is exposed to risks arising from climate change.

As far as regulatory risk, in recent years, with respect to the environmental licensing of projects under its direct responsibility (Belo Monte and Tapajós), Eletrobras has been working in line with IBAMA standards and, over the last decade, has built a relationship of respect and trust with that institution.

For further information about environmental risks, see Form 20F and the Reference Form, filed with the SEC and CVM (Brazilian Securities Exchange Commission), respectively, and available for download.

In 2014, Eletrobras proceeded with the environmental licensing process for the hydroelectric enterprises São Luiz do Tapajós and Jatobá, on the Tapajós River, and Garabi and Panambi, on the Uruguay River.

10. Management of Government Programs

10.1. National Electricity Conservation Program (Procel)

The benefits generated by the program can be calculated both in terms of energy savings and postponed investments in the expansion of the sector that results in benefits to society. In 2014, Procel contributed, mainly through the Procel Seal, to savings of more than 10.5 million megawatt-hours (MWh), thereby avoiding the emission of 1.42 million tCO2eq.

The greenhouse gases emissions (GHG) avoided by Procel's actions in 2014 are equivalent to the amount released by 483,000 vehicles in one year.

Procel operates across Brazil through sectorial programs in the areas of education and information dissemination, construction, environmental sanitation, municipal energy management, street lighting and industry. Following are some of the program's achievements in 2014: (I) Procel Seal started being awarded to microwave ovens and LED lamps (bulb and tubular), increasing the portfolio of the sub-program to 39 categories of products; (ii) launch of the Procel Energy Saving Seal for Construction and concession of nine certificates to already constructed buildings and seven certificate for buildings in the design stage; and (iii) electricity savings of 9.45 million kWh and reduction in total demand of 2,16 thousand kW, resulting from public lighting initiatives.

In terms of new business, the following activities were carried out: (i) prepared the Energy Efficiency Business Plan 2014-2018 and started the procedures for forming partnerships aimed at the establishment of Special Purpose Entities which will be responsible for providing services in the area of energy efficiency; (ii) the creation of an SPE for energy efficiency projects in public lighting; (iii) prospecting of clients or partners for energy efficiency services; (iv) technical advice in an electricity-intensive industry in Pará.

10.2. National Program for Universalization of Access and Use of Electricity (Luz para Todos)

The goal of the "Luz para Todos" ("Light for All") is to provide, by 2018, electricity to the segment of the Brazilian rural population that still does not have access to this public service.

The funds needed to carry out the program come from the Federal Government, in the form of a subsidy through the Energy Development Account (CDE), and financing, through the Global Reversion Reserve (RGR) or Caixa Econômica Federal, in addition to funding from the state governments involved and Executing Agents. By the end of 2014, these funds totaled R$ 22.22 billion, of which R$ 16.09 billion (72%) correspond to energy sector funds managed by Eletrobras.

In 2014, 90,568 new connections were made within the scope of the program, with an accumulated total of 3,200,410 connections since 2004, which corresponds to more than 15.4 million beneficiaries in Brazilian rural areas. In relation to the target set for 2014, 95% of the overall goal of 3,370,475 connections has been reached, including the commitments of Executing Agents with Eletrobras and state governments.

Counting only those commitments with Eletrobras, i.e., contracts that the company is managing, 16,621 projects were registered in the Light for All program in 2014, making a grand total of 506,989 projects since 2004. This total number of projects has resulted in 2,690,303 connections, which corresponds to 91% of the total connections contracted between the Executing Agents and Eletrobras, as well as: (i) connections in the rural areas of 5,431 Brazilian towns and cities; (ii) construction of 690,034 kilometers of high and low voltage electricity networks; (iii) placement of 7.17 million poles; (iv) installation of 1.03 million transformers; and (v) implementation of 2,258 photovoltaic systems.

In 2014, R$ 0.63 billion was released from CDE (Energy Development Account) funds. Since 2004, R$ 13.24 billion (CDE and RGR funds) have been released, of a contracted total of R$ 16.09 billion, i.e., 82% of total contracted funds.

Following are the amounts of contracted and released funds from 2004 to 2014, distributed by region:

		Energy Sector Funds up to 12/31/2014 (R$ million)
Region		Contracted			Released
	CDE	RGR	CDE + RGR	CDE	RGR	CDE + RGR
North	3,940.68	318.29	4,258.97	3,025.40	284.30	3,309.70
Northeast	6,565.21	942.14	7,507.35	5,511.38	837.42	6,348.80
Center-West	846.80	589.77	1,436.57	717.00	526.96	1,243.96
Southeast	858.13	1,174.51	2,032.64	736.43	942.98	1,679.41
South	340.58	511.90	852.48	274.66	387.26	661.92
Brazil	12,551.40	3,536.61	16,088.01	10,264.87	2,978.92	13,243.79

Following are the number of contracted and registered connections in the Project Management System of the Light for All Program (Project Programs) plus the Special Project connections confirmed by Eletrobras up until 12/31/2014, distributed by region:

	Number of Connections up until 31/12/2014
Region	Contracted between Executor Agents(*)	Registered in the Light for All System +
	and Eletrobras	Confirmed in Special Projects´
North	626,281	499,865
Northeast	1,504,787	1,392,943
Center-West	209,568	193,233
Southeast	429,048	423,351
South	180,783	181,239
Brazil	2,950,467	2,690,631
(*) Executing Agents are the electric power distribution utilities and licensed companies and rural electrification cooperatives.

Also under the program, Eletrobras, in the period from 2010 to 2012, signed 18 contracts with Executing Agents related to Special Projects, based on Ordinance No. 60, of February 12, 2009, of the Ministry of Mines and Energy, with funds from the Energy Development Account (CDE), totaling R$ 7.61 million, in order to supply 377 consumer units in extremely isolated locations using renewable sources of energy. Of this amount, by the end of 2014, the connection of 328 consumer units was confirmed through physical inspections.

10.3. Incentive Program for Alternative Energy Sources (PROINFA)

PROINFA (Incentive Program for Alternative Energy Sources) was created on April 26, 2002, by Law No. 10,438, and its regulations through Decrees No. 5,025/04 and 5,882/08, initiating the process of its implementation in 2004.

The program has fulfilled its objective to promote the diversification of the Brazilian energy matrix through an increased share of enterprises based on wind, small hydroelectric power (SHP) and biomass sources. Eletrobras received the right to purchase and trade the energy contracted from the PROINFA plants for a 20-year period from the date these enterprises went into commercial operation.

Up to December 31, 2014, a total of 131 new projects, divided into 60 hydroelectric power plants – SHP (1,159.24 MW) 52 wind farms (1,282.52 MW) and 19 thermal and biomass power plants (533.34 MW), was added to the Brazilian energy matrix by PROINFA, totaling 2,975.10 MWof installed capacity.

Since the startup of the first enterprise in February 2006 until the end of 2014, PROINFA has contributed approximately 67 million MWh to the system, in terms of volume of energy generated.

11. Energy Sector Funds

11.1. Global Reversion Reserve (RGR)

The Global Reversion Reserve (RGR) was created by Law No. 5,655/1971 for the purpose of providing funds for cases of reversion and takeover of electricity services. While not being used for these intended purposes, the resources may used to fund the expansion of the electric power sector, improvement of services and implementation of Federal government programs.

Law 12,783 / 2013 further established that RGR funds can be used for partial or total indemnification of portions of investments linked to reversible assets not yet amortized or depreciated.

Furthermore, with Law No. 12,783/2013, it was no longer required to collect the annual RGR quota from: I - electric power distribution utilities and licensees; II - electric power transmission utilities who had won tenders as of September 12, 2012; and III - electric power transmission and generation utilities which have been renewed or won tenders under the above law.

Therefore, with the payment of indemnifications for concessions renewed under Law No. 12783/2013 and the collection of quotas no longer required, there were less funds available in the RGR account.

As manager of the funds from the RGR, Eletrobras invested in R$ 3,866 million in the financial year of 2014, of which R$ 3,838 million corresponded to the indemnifications stipulated in Law No. 12,783/2013 and R$ 28 million for other purposes authorized by law.

The movement in terms of contributions and investment of these funds, during 2014, is presented in the following tables:

RGR Account Movement	(R$ million)
Contributions:	3,983
Collection of Quotas	919
Amortization of Loans	1,288
Transfer from the CDE Fund	1,518
Others	258
Investments:	3,866
Financing	-
Indemnifications	3,838
Others	28

11.2. Energy Development Account (CDE)

The Energy Development Account (CDE) was created by Law No. 10438/2002 in order to promote energy development in the states and the competitiveness of energy produced from sources such as wind, small hydroelectric power plants, biomass, natural gas and domestic mineral coal, in areas served by the interconnected systems, as well as promote universal electricity services throughout Brazil.

To compensate electric power utility companies for reduced revenues due to provision of service to consumers from the low-income residential subclass, a subsidy was created, with resources from the Energy Development Account.

In addition, Law No. 12783/2013 established new goals for the CDE, by authorizing the transfer of funds from this account to the Global Reversion Reserve (RGR) and Fuel Consumption Account (CCC), to fulfill their legal purposes, as well as the allocation of funds to technical manpower development and training programs in the photovoltaic equipment installation segment.

In 2014, R$ 7,531 million were released, in the form of a subsidy, designated as follows: R$ 2,232 million for Low Income Subsidy, R$ 2,086 million for Tariff Subsidies and R$ 1,495 million for transfer to the Electric Power Trade Chamber (CCEE) - Thermoelectric Costs. Presented below is the financial movement in the Energy Development Account in 2014.

CDE Account Movement	(R$ million)
Contributions: CDE+UBP+ANEEL Fines	12,294
Collection of Quotas	2,012
Credit Transferred from the National Treasury	9,208
OtherSources	1,074
Investments:	12,178
Light for Everyone Subsidy	632
Low Income Subsidy	2,232
CVA Subsidy	105
Tariff Subsidies	2,086
Tariff Reduction Equalization Subsidy	188
CCEE Transfer – Thermoelectric Costs	1,495
Mineral Coal	793
Transfer of Resources to the CCC Fund	3,101
Transfer of Resources to the RGR Fund	1,518
Other Investments	28

11.3. Fuel Consumption Account (Energy Sector Fund)

The Fuel Consumption Account (CCC) is one of the energy sector funds administered by Eletrobras at the request of the Ministry of Mines and Energy. Its basic purpose is to release subsidies to agents who work in regions not integrated electrically to the National Interconnected System (SIN). These areas, called Isolated Systems, are located overwhelmingly in the north region of the country, with a few isolated areas still in the state of Mato Grosso and on the island of Fernando de Noronha, in the Atlantic Ocean.

Subsidies account for part of the total generation cost, comprised of all the production chain inputs and electricity purchases to serve the market of each agent. Also covered by the CCC are projects that reduce the cost and or use of fossil fuels to generate electricity, such as transmission lines, small hydroelectric plants, increased efficiency of machines or the use of non-conventional sources to generate energy.

Since the publication of Law No. 12783/2013, the source of funding for the CCC to achieve its purpose is the federal government, through the National Treasury, which contributes the necessary amounts to the Energy Development Account (CDE - Energy Sector Fund), and from there the funds required are transferred to the CCC Fund. No monthly quotas for the CCC Fund are collected from the distribution, transmission and licensed agents.

However, there are funds corresponding to quotas not collected at the time by contributor agents, debit installments arranged between Eletrobras and agents who contracted debts for not paying their quotas and, finally, amounts arising from financial investments. In 2014, R$ 3,401 million in transfers were made, of which R$ 3,046 million were for the total generation cost and the remaining R$ 355 million, for subrogations. Presented below is the financial movement in the Fuel Consumption Account in 2014.

Movement	(R$ million)
Contributions:	3,434
Collection of quotas	03
Installments	328
Income from financial investments	02
Transfers from the CDE Fund	3,101
OtherSources	-
Investments:	3,401
Total generation cost	3,046
Subrogations	355
Other investments	-

12. Consolidated Economic and Financial Performance

Net Profit (R$ million)
Profit/Share
2012
2013
2014
0
-2000
-4000
-6000
-8000
(R$2.24)
(R$4.57)
(R$5.12)

Net Profit (R$ million)
Net Margin
2012
2013
2014
0
-2000
-4000
-6000
-8000
-10.0%
-23.5%
-26.0%

Personnel, Material and Service (R$ million)
PMS/Net Operating Revenue
10000
8000
6000
4000
2000
0
38.8%
26.0%
28.1%
2012
2013
2014

EBITDA (R$ milhões)
EBITDA Margin
2012
2013
2014
0
-2000
-4000
-6000
-8000
-1%
(15%)
(21%)

Statement of Value Added (R$ million)
-2,963
-6,192
Shareholders
Third Parties
4,763
3,668
Tributes
6,077
4,847
Personnel
5,609
6,650
-8000
-6000
-4000
-2000
0
2000
4000
6000
8000
2014
2013

Business Segment Information (%)
4%
4%
23%
19%
16%
13%
61%
60%
Generation
Transmission
Distribution
Other Revenues
2014
2013

53

The tables below shows the profit/loss for each of the Eletrobras Companies by business segment for the years 2014 and 2013. The "Eliminations" column refers to transactions between the companies, which are deducted in the calculation of consolidated profit/loss of Eletrobras.

Result by Business Segment (R$ millions)								
Results	Administration	Generation		Transmission		Distribution	Eliminations	Total on 12/31/2014
		Exploration	O&M	Exploration	O&M			
Net Operating Revenue	82	18,373	1,555	1,998	2,979	6,664	-1,407	30,245
Operating Costs and Expenses	6,075	-14,138	-1,756	-1,912	-2,792	-6,457	2,143	-30,985
Operating Result before Financial Result	-5,993	4,236	-200	87	188	208	736	-740
Financial Result	2,463	-1,214	420	-271	-30	-662	-12	695
Equity Participation Result	-1,484	-	-	-	-	-	268	-1,217
Income tax and Social Contribution	-242	-2,690	-1,309	3,422	-904	22	-	-1,701
Net Profit (loss) of Period	-5,256	331	-1,089	3,239	-746	-432	991	-2,963

Result by Business Segment (R$ millions)								
Results	Administration	Generation		Transmission		Distribution	Eliminations	Total on 12/31/2013
		Exploration	O&M	Exploration	O&M			
Net Operating Revenue	72	14,634	2,055	1,349	2,854	4,499	-1,627	23,836
Operating Costs and Expenses	-7,161	-11,407	-2,041	-2,485	-3,915	-6,621	4,416	-29,215
Operating Result before Financial Result	-7,089	3,227	14	-1,136	-1,061	-2,123	2,789	-5,379
Financial Result	2,126	-1,356	218	-292	-89	-283	52	377
Equity Participation Result	-520	-	-	-	-	-	698	178
Income tax and Social Contribution	-1,326	-242	-205	194	212	-416	-	-1,367
Net Profit (loss) of Period	-6,810	1,629	26	-1,234	-937	-2,406	3,539	-6,192

12.1. Highlights from the Consolidated Results

➢ Net Operating Revenue of R$ 30,245 million in 2014, against R$ 23,836 million in 2013.

➢ Personnel expenses of R$ 5,532 million in 2014, against expenses of R$ 6,650 in 2013. (total expense of R$ 5,609 in 2014 when CELG D is included)➢ Net Operating provisions amounting to R$ 1,862 million in 2014, compared to an amount of provisions of R$ 3,258 million in 2013.

➢ Fiscal and Tax Credit write-off in the net amount of R$ 1,701 million in 2014.

➢ Positive Exchange Variation Net Result of approximately R$ 296 million in 2014 and R$ 539 million in 2013.

➢ Consolidated EBITDA: -R$ 179 million in 2014, compared to a negative EBITDA of R$ 3,689 in 2013.

➢ Net loss of R$ 2,963 million in 2014, compared to a loss of R$ 6,187 in 2013.

12.2. Results 2014 x 2013

As mentioned earlier in the section on corporate highlights, Eletrobras purchased 50.93% of the common shares of CELG D. Since September 26, 2014, when the Eletrobras's shareholders approved at the Extraordinary General Meeting, the acquisition of this controlling stake, the CELG D appears consolidated in Financial Accounting Reports of Eletrobras, because, for accounting purposes, the effective date of the combination of business coincide with the date of the 3rd ITR 2014. However, we emphasize that, for comparison purposes, the Eletrobras consolidated data for the year 2013 does not consider the data of CELG D.

In 2014, Eletrobras posted a net loss of R$ 3,031 million, compared to a loss of R$ 6,187 million in 2013. This result, reflecting the new tariffs generation and transmission assets whose concessions were renewed under law No. 12,783/13 was decisively influenced by several variables, highlighted below:

Positively: (i) a 50.9% increase in supply revenue in the generation segment; (ii) a 16.8% reduction in personnel costs (15.7% not counting the costs of CELG staff, which are only recorded under 2014 costs); (iii) reversal of provisions for onerous contracts amounting to R$ 1,800 million, mainly connected to the reversal of Jirau (R$ 712 million) and Itaparica contracts (R$ 863 million); (iv) reversal of provisions for financial assets totaling R$ 792 million relating to investments in projects that had renewed concessions, plus the expense reversal related to these investments of R$ 408 million; and (v) the positive effect related to the Account Items of the Variation Compensation of "Portion A" - CVA of R$ 740 million; (vi) reversal of provision for loss on investments of R$ 314 million (relating mainly holdings in CEMAT).

Negatively: (i) electricity purchased for resale in the amount of R$ 9,913 million, representing an increase of 79.7% (including CELG D, the amount of R$ 10,425 million and the variation of 89.0%); (ii) provision for contingencies of R$ 3,656 million (which is mainly, the provision of R$ 2,235 million on compulsory loans); (iii) tax credit low in the net amount of R$ 1,701 million; and (iv) negative net equity income of R$ 1,217 million, reflecting negative results of interests in SPEs, highlighting the SPE Madeira Energia SA

12.3. Operating Revenue

Generation revenue rose 23.3%, going from R$ 17,240 million in 2013 to R$ 21,256 million in 2014. This increase was mainly influenced by the sale of energy on the spot market (CCEE), which went from R$ 2,396 million in 2013 to R$ 3,818 million in 2014. The Itaipu transfer went from a net revenue of R$ 68 million in 2013 to a net expense of R$ 98 million in 2014, mainly due to the restatement calculated based on the indices of American prices Price Commercial and Industrial Goods. Construction revenue dropped 67.4%, from R$ 737 million in 2013 to R$ 240 million in 2014, with an equivalent amount registrered as construction cost.

Transmission revenue rose 4.4%, going from R$ 4,505 million in 2013 to R$ 4,702 million in 2014,influenced mainly by the start-up of new projects and influenced by the effect of consolidation. In 2014, construction revenue was R$ 1,786 million, representing a drop of 0.6% in relation to 2013, and has equivalent amount registered as cost of construction.

The Distribution segment's revenues increased by 52.0%, from R$ 5,433 million in 2013 to R$ 8,222 million in 2014, driven by the growth of the supply of revenue. The power supply increased by 67.2%, from R$ 4,419 million in 2013 to R$ 7,349 million in 2014. Two aspects greatly influenced the line power supply of the distribution segment in 2014. The first refers the effects related to the Account Items of the Variation Compensation of "Portion A" - CVA. The second concerns the increment arising from the consolidation CELG D revenue from the 4th quarter of 2014 in the amount of R$ 1,627 million. Excluding the revenue arising from the CVA and the revenue for the CELG D, providing revenue grew by 7.7%. For more information about the recognition of the CVA and the CELG D consolidation operation, refer to the Explanatory Notes 03 and 42 of the Financial Statements of Eletrobras 2014 respectively.

The amount of energy sold increased from 16.1 TWh in 2013 to 17.1 TWh in 2014 (excluding the sold energy CELG D). Construction revenue has equivalent amount recorded as cost of construction, a decrease of 13.8%, from R$ 1,014 million in 2013 to R$ 873 million in 2014, and has equivalent amount recorded as cost of construction.

Net Operating Revenue	2014 (R$ million)	2013 (R$ million)
a) Generation
Energy Sales	19,310	14,237
Operating and maintenance revenue	1,803	2,198
Construction revenue	240	737
Financial Assets/ Itaipu Binacional Transfer	-98	68
b) Transmission
Construction revenue	1,786	1,797
Operating and maintenance revenue	2,201	2,156
Updates of Rates of Return - Transmission	714	552
c) Distribution
Supply	7,349	4,419
Construction revenue	873	1,014
OtherRevenue	1,446	1,008
Total	35,295	28,186
Operating Revenue Deductions
Energy sector charges	-1,005	-870
ICMS	-1,684	-1,231
PASEP and COFINS	-2,686	-2,239
Other deductions	-07	-11
Total Deductions	-5,381	-4,351
Net Operating Revenue	30,245	23,835

12.4. Manageable Costs

In 2014, the sum of personal accounts, and Material Service (PMS) decreased by 10.4%, from R$ 9,245 million in 2013 to R$ 8,279 million in 2014 (the 8.2% when including costs of CELG D, which focus only on the year 2014). There was a reduction of 16.8% Personal account, from R$ 6,650 million in 2013 to R$ 5,532 million, mainly due to the effects of Incentive Retirement Program (PID) held in 2013. The account material increased by 3.8% and the services account increased by 6.1% (personal accounts, materials and services presented, respectively, decrease of 15.7%, growth of 5.0% and 11.6% when considering the cost of CELG D).

The operational provisions from an expense of R$ 3,258 million in 2013 to an expense of R$ 1,862 million in 2014 mainly influenced by the recognition of provisions for contingencies in the amount of R$ 3,656 million, R$ 2,235 million for the loan compulsory; the impairment of R$ 149 million; and the provision for adjustment to market value of R$ 111 million in 2014, especially on the Shareholding CESP. The consolidation of CELG D data impacted the operating provisions of Eletrobras at around R$ 113 million in 2014. The result of provisions was partially offset by the reversal of onerous contracts in the amount of R$ 1,800 million; also by the reversal of provision for financial asset loss in the amount of R$ 792 million (for the reinvestments made in concessions renewed in the light of Law No. 12,783 / 2013); the reversal of provision for losses on investments of R$ 314 million and the reversal of allowance for doubtful accounts of loans and financing of R$ 269 million related mainly to Cemat and Celtins.

12.5. Non-Manageable Costs

Electricity purchased for resale increased by 79.7%, going from R$ 5,515 million in 2013 to R$ 9,913 million in 2014. This result was primarily influenced by energy purchases in the spot market due to the application of GSF (Generating Scale Factor1 – energy adjustment factor) in the period, partially offset by reduced energy purchases by the distribution company Amazonas Energia, and the amount of R$ 10,245 million in 2014 taking the energy purchases of CELG D into account, this increase would be 89.0%.

In the Fuel for electricity production account, a decrease of 0.9% was tabulated. In 2013, a net expense of R$ 1,492 million was recorded, compared to a net expense of R$ 1,480 million in 2014, mainly due to the reduced thermal generation dispatch.

12.6. Financial Results

The net Financial Result went from a net revenue of R$ 377 million in 2013 to a net revenue of R$ 695 million in 2014, representing a decrease of 84.7%. Highlights for the register of the effects of the embedded derivative on the Eletronorte power sales contract for producing aluminum companies, with a positive effect of R$ 383 million in 2014 and a negative effect of R$ 239 million in 2013.

12.7. Equity Participations

Equity interest decreased 784.5% going from a net revenue of R$ 178 million in 2013 to a net expense of R$ 1,217 million in 2014. This variation was primarily caused by the variation in the equity of investments in affiliated companies, particularly the negative results of SPE Madeira Energia SA (UHE Santo Antônio).

1 GSF is applied when the National Electricity System Operator reduces the guaranteed output of all the hydroelectric power plants that are part of the Energy Reallocation Market, resulting in its participants needing to buy more energy according to the proportion of their guaranteed output. This occurs when there is a higher dispatch in the thermoelectric power plants and lower generation in hydroelectric power plants.

12.8. Net Income

Net Income	2014		2013
Net Operating Revenue		30,245		23,836
Operating Costs
Energy purchased for resale		-10,425		-5,515
Use of the electricity grid		-1,523		-1,555
Fuel for electricity production		-1,480		-1,492
Construction		-2,900		-3,548
Gross Income		13,917		11,725
Operating Expenses
Personnel, material and services		-8,485		-9,245
Remuneration and reimbursement		-387		-406
Depreciation and amortization		-1,777		-1,512
Otherexpenses		-2,146		-2,683
		1,122		-2,121
Equity participation		-1,217		178
Operating provisions		-1,862		-3,258
		-1,957		-5,201
Income from interest and financial investments		2,092		1,703
Monetary Update		346		455
Exchange rate variation		296		539
Debt charges		-3,365		-2,031
Charges on shareholders' funds		-87		-190
Other financial results		1,413		-98
		-1,262		-4,825
Income tax and social contribution		-1,701		-1,367
Net income for the period		-2,963		-6,192
Share attributed to non-controlling interests		68		-5
Consolidated Net Income		-3,031		-6,187

12.9. Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)

Consolidated Ebitda (R$ million)	2014	2013
Income for Year	-2,963	-6,192
(+) Provision for Income Tax and Social Contribution	1,701	1,367
(+) Financial Results	-695	-377
(+) Amortization and Depreciation	1,777	1,312
(=) EBITDA	-180	-3,689

Companies	EBITDA (R$ million)
	2014	2013
Furnas	680	207
Chesf	116	-1,040
Eletronorte	1,255	2,240
Eletrosul	514	566
Eletronuclear	-534	-246
CGTEE	-142	-310
Subtotal	1,889	1,417
Distribuidoras	1,798	-1,507
Total	3,688	-90

12.10. Analysis of the Results of the Holding Company

Net operating revenue stayed at the same level as the previous year, with a slight drop of 0.9%. Due to higher expenditures on energy purchased for resale, which rose from R$ 2,875 million in 2013 to R$ 3,007 million in 2014, Gross Income staying at R$ 191 million.

In relation to Operating Expenses, there was a significant reduction of 19.7% in operating provisions, which went from R$ 4,912 million in 2013 to R$ 3,944 million in 2014. Following are the main items: (i) provision for contingencies of R$ 3,390 million for the compulsory loans; (ii) negative equity in subsidiaries, from R$ 2,742 million in 2013 to R$ 832 million in 2014, an increase of 71%; and (iii) reversal of R$ 411 million related to the Company's investments in CEMAT and EMAE companies. Consequently, the Eletrobras Operating Income before financial result improved from a loss of R$ 6,204 million in 2013 to a loss of R$ 5,182 million in 2014, an improvement of approximately 16%.

In 2014, Financial Income had a positive impact on the results of the Holding company, which was R$ 2,436 million in 2014 and R$ 2,118 million in 2013. This variation is mainly due to fluctuations in the U.S. dollar and increased revenue from interest, commissions and fees and revenue from financial investments, as shown below:

Financial Results	2014 (R$ million)	2013 (R$ million)
Financial income	4,126	3,799
Revenue from interest, commissions and fees	2,411	2,033
Incomefrom financial investments	429	285
Interest paid on electricity bills in arrears	91	45
Indexation	658	706
Exchange rate variations	439	585
Other financial income	99	146
Financial Expenses	-1,690	-1,681
Debt charges	-1,510	-1,048
Charges on shareholder'sfunds	-55	-180
Other financial expenses	-125	-453
Total	2,436	2,118

The recognition of the results obtained by the investee companies had a negative impact (R$ 43 million) on the Company's results 2014, resulting from the valuation of equity investments. This represented a variation of 94.5% in relation to the negative amount of R$ 788 million recorded in 2013, primarily due to the result of Equity Equivalency in the subsidiaries, as seen in the following table:

Income from Equity Interests (R$ million)	2014	2013
Investments in subsidiaries
Equity Equivalency	267.6	-708.4

Investments in affiliated companies	-19.0	-263.4
Interest on own capital	10.6	98.2
Equity pickup	84.0	-361.7

Other investments	199.4	184.0
Interest on own capital	20.0	14.3
Dividends	98.5	101.3
Remuneration of joint venture investments	24.4	20.7
Income from capital - ITAIPU	56.4	47.7

Total	-49.3	-787.9

The following graph presents a comparison of the results of the Eletrobras Holding Company in 2014 and 2013.

12.11. Remuneration of Shareholders

The corporate governance policy of Eletrobras, as expressed in paragraph one of Article 45 of the Bylaws, ensures its shareholders the right, each year, the dividends and/or interest on capital not less than 25% (twenty-five percent) of adjusted net income, according to the Federal Law 6,404/76.

In accordance with Federal Law 6,404/76, dividends can be distributed only after the deduction made before any participation, the accumulated losses and the provision for Income Tax. Law Corporation authorizes the Company to pay dividends out of net income, retained earnings or revenue reserves (excluding the legal reserve).

Eletrobras, in recent years, has paid compensation as provided in its charter and the Federal Law 6,404/76, according to the following table:

Type of Share			Remuneration per Share (R$ million)
	2013		2012	2011	2010
Common shares		434	434	1,339		753.2
Class A preferreds hares		0.3	0.3	0.3		0.3
Class B preferred shares		433.6	433.6	433.6		370.4
Total		867.9	867.9	1,772.9		1,123.9

Whereas as determined in the Annual Financial Statements for the year ended December 31, 2014, the Company recorded a loss of R$ 3,031 million, there is no profit to be distributed. The negative result, approved the proposal of the Management for allocation of income by the General Shareholders' Meeting, taking place on April 30, 2015, should be fully absorbed by profit reserves, under Article 189 of the Law of Corporations.

12.12. Capital Structure and Consolidated Debt

Consolidated Debt (R$ million)		At December 31,
	2014	2013
Financing payable without RGR and Itaipu	32.1	24.3
(-) Cash and cash equivalents + Bonds and securities	5.1	9.9
(-) Financing receivable without RGR	9.2	12.1
(-) Reimbursement Itaipu (1)	2.6	-
Net Debt	15.2	2.3
Shareholders' Equity	56.8	61.3
Net leverage Ratio	26.8%	3.8%
(1) Disregarding this value, net debt was R $ 17.8 billion and net leverage would be 23.58%. This corresponds to the amount to be reimbursed to Eletrobras through the acquisition and sale of all energy resources belong to Brazil, generated by Itaipu, under the Treaty signed on 26 April 1973 between Brazil and Paraguay.

12.12. Funds Granted to Subsidiaries

Funds were released to the subsidiaries, including advances for future capital increase, financing and loans, totaling R$ 6,271 million, representing an increase of 144% compared to 2013. Of this total, R$ 6,165 million were ordinary funds from the Eletrobras Holding Company and R$ 106 million were Energy Development Account (CDE) funds.

The total amount released to the distribution subsidiaries was R$ 3,459 million, of which R$ 3,353 million were ordinary funds from the Eletrobras Holding Company and R$ 106 million were from the CDE. All of the ordinary funds granted to the Eletrobras Distribution Companies were in the form of loans, financing and grants.

In relation to the electric power generation and transmission companies, R$ 2,813 million was allocated, of which R$ 14 million were granted in the form of advances for future capital increase and the rest as loans and financing.

Of the R$ 6,271.2 million released, R$ 425.8 million corresponds to debt refinancing with the Eletrobras Companies and R$ 1,803.2 million was allocated for payment of the outstanding balance of these companies to Eletrobras.

12.13. Compulsory Loan

The compulsory loan, established by Law No. 4156/1962 in order to generate funds to expand the Brazilian electricity sector, was charged and collected from different types of consumers in its first phase, but with the advent of Decree Law No. 1512/1976 , the tax is now only charged and collected from industrial consumers whose monthly consumption is higher than 2,000 kWh. These collections were made through the electricity bills issued by electric power distribution companies.

The annual amount of these contributions, as of 1977, became book-entry, nominal and non-transferable credits, always on January 1 of the year following the collection, identified by the Compulsory Loan Taxpayer Identification Code (CICE).

Carrying on with its policy of serving shareholders arising from the capitalization of compulsory loan credits, in 2014, Eletrobras entered the amount of 8,720,108 class "B" preferred shares in the bookkeeping system of Banco Bradesco S.A., which, on December 30, 2014, at market value, corresponded to R$ 71.33 million, and sent R$ 15.95 million to the electricity distribution companies, to be transferred to industrial consumers, in reference to the interest rate of the compulsory loan credits.

For more information about the compulsory loan of Eletrobras, see Section 4.6 of the Company's Reference Form filed with the Securities and Exchange Commission, as well as information provided in the Investor Relations section of the Company's website.

12.14. Hedge Policy

The goal of the Financial Hedge Policy of Eletrobras is to mitigate exposure to market variables that affect its assets and liabilities, as well as those of its subsidiaries. Therefore, the aim of this policy is that the Company's results will faithfully reflect its actual operating performance and that its projected cash flow will be less volatile. For further details concerning the amounts involved in the transactions performed by the Company, see the 2014 Eletrobras Financial Statements.

13. Capital Markets

Eletrobras closed 2014 with a base of 31,477 shareholders, of which 97% are Brazilian residents and 3% non-residents, located in 31 countries. This participation occurs through shares traded on the BM&FBOVESPA (ELET3 and ELET6), the New York Stock Exchange -NYSE (EBR and EBR-B), through the ADR Level II Program, and the Madrid Stock Exchange (XELTO and XELTB) by participating in the LATIBEX program.

The share capital of Eletrobras, at December 31, 2014, was R$ 31,305 million, represented by 1,352,634,100 shares, of which 1,087,050,297 are common shares and 265,583,803 are preferred shares. During 2014, there was no change in the Company's capital structure. The Federal Government, directly or indirectly, holds 65% of the share capital and free float is 35% of total capital.

Shareholders	Common		Class "A" Preferred		Class "B" Preferred		Total
Controlling	834,301,050	76.75%	0	0.00%	45,705,317	17.22%	880,006,367	65.06%
Shareholder
Federal	554,395,652	51%			1,544	0.00%	554,397,196	40.99%
Government
BNDESPAR	141,757,951	13.04%			18,691,102	7.04%	160,449,053	11.86%
BNDES	74,545,264	6.86%			18,262,671	6.88%	92,807,935	6.86%
FND	45,621,589	4.20%					45,621,589	3.37%
FGHAB	1,000,000	0.09%					1,000,000	0.07%
FGEDUC	8,279,030	0.76%					8,279,030	0.61%
CEF	8,701,564	0.80%					8,701,564	0.64%
FGI					8,750,000	3.30%	8,750,000	0.65%
Non-
controlling	252,749,247	23.25%	146,920	100%	219,731,566	82.78%	472,627,733	34.94%
shareholder
Cust.CBLC	252,643,306	23.24%	86,122	58.62%	204,506,596	77.05%	457,236,024	33.80%
Resident	82,373,911	7.58%	86,121	58.62%	101,263,609	38.15%	183,723,641	13.58%
Non-
Resident	85,329,430	7.85%	01	0.00%	77,123,405	29.06%	162,452,836	12.01%
ADR Prog.	84,939,965	7.81%		0.00%	26,119,582	9.84%	111,059,547	8.21%
Others	105,941	0.01%	60,798	41.38%	15,224,970	5.74%	15,391,709	1.14%
Resident	77,866	0.01%	60,771	41.36%	15,220,968	5.73%	15,359,605	1.14%
Non-
Resident	28,075	0.00%	27	0.02%	4,002	0.00%	32,104	0.00%
	1,087,050,297	100%	146,920	100%	265,436,883	100%	1,352,634,100	100%

corresponding to these shares at December 31, 2014 was 84,939,965. The average daily trading volume was 1,084,949 receipts.

Eletrobras Preferred Shares - EBR-B

The ADRs of the Company's preferred shares depreciated 34.8% in relation to 2013, closing the year at US$ 3.06, taking into account ex-dividends. The balance of ADRs corresponding to these shares at the end of the year was 25,505,382. The average daily trading volume was 199,791 receipts.

13.3. Latibex Program – Madrid Stock Exchange

Eletrobras Common Shares - XELTO

In 2014, the common shares of the Latibex program depreciated 1.6%, closing the year at € 1.82. The average daily trading volume was 23,351 shares.

Eletrobras Preferred Shares - XELTB

The preferred shares of the Latibex program depreciated 15.3% in 2014, closing the year at € 2.55. The average daily trading volume was 6,740 shares.

	Unit value of the share					Average volume traded
Assets						(number of shares)
	Dec/	14	Dec/	13	% Var.	2014	2013
Ibovespa (R$)
ELET3		5.80		5.56	4.3%	2,605,788	2,510,056
ELET6		8.18		8.6	-4.9%	1,767,730	2,012,810
ADR Program (US$)
EBR		2.19		2.59	-17.4%	1,084,949	1,129,512
EBR-B		3.06		4.4	-34.8%	199,791	235,423
Latibex (€)
XELTO		1.82		1.86	-1.6%	23,351	13,455
XELTB		2.55		3.13	-15.3%	6,740	5,076

13.4. Risk Rating

According to the main risk rating agencies, Eletrobras' risk rating is directly related to the risk rating obtained by Brazil, since the Federal Government is the Company’s controlling stockholder. The following table shows the risk ratings assigned to Eletrobras by the main international risk rating agencies:

Agency	National Rating/Perspective	Last Report
Moody’s Issuer Rating	Baa3 (Negative)	5/7/2013
S&P LT Local Currency	BBB+ (Stable)	12/4/2014
S&P LT Foreign Currency	BBB- (Stable)	12/4/2014
Fitch LT Local Currency Issuer	BB (Stable)	1/22/2015
Fitch LT Foreign Currency Issuer	BB (Stable)	1/22/2015

13.5. Stockholders and Investor Relations

In compliance with its policy of disclosing information to the market, as well as compliance with the Corporate Governance Level 1 rules of BM&FBOVESPA, the Company holds meetings every six months at different regional units of the Association of Investment Analysts and Professionals of the Capital Market (APIMEC). In total, there are 14 annual meetings held in the main cities where APIMEC operates: RJ, SP, MG (Belo Horizonte), DF (Brasília), South Region (Porto Alegre and Florianópolis) and Northeast Region (Fortaleza). Due to its participation, for 19 consecutive years, in APIMECs in Rio de Janeiro and São

Paulo, 12 consecutive years in APIMECs in the Northeast and Federal District, and 11 years in Minas Gerais and the South – Eletrobras has received attendance certificates in all the above-mentioned locations.

In addition, the Financial and Investor Relations Department holds meetings (roadshows) twice a year in Europe and the United States to present the Company to foreign investors. Every year, it holds a meeting, called Eletrobras Day, with investors at the New York Stock Exchange. It has also regularly attended the Latibex Forum in Madrid. Lastly, Eletrobras regularly participates in dozens of events and seminars, sponsored by international banks, in both Brazil and abroad, which are attended by leading analysts and investors, from the fields of equity and debt.

For further information, shareholders and investors can contact Eletrobras by calling (21) 2514-6333, sending an email to invest@eletrobras.com or through "Talk with IR" on the Eletrobras Investor Relations website atwww.eletrobras.com.br/elb/ri.

14. Awards and Recognition

Eletrobras received much recognition in 2014, strengthening its reputation as a sustainable company and its place of prominence among the major players in the electricity sector. The Company's positioning and initiatives, in line with its commitment to social interests, best management and governance practices and sustainable development, resulted in recognition by society. Following are the main ones:

• Dow Jones Sustainability Emerging Markets Index – listed for the third consecutive time. The company is a benchmark, scoring 100, the highest score, in the following segments: Antitrust Policy, Codes of Conduct/Compliance/Anti-Corruption and Bribery, Risk and Crisis Management, and Measurement Results/Systems and Water-Related Risks.

• Corporate Sustainability Index (ISE) of the São Paulo Stock Exchange (BM&FBovespa) – Eletrobras is on the list for the eighth consecutive time.

• Most sustainable companies in the Electricity Sector – listed among the most sustainable companies in the electricity sector by The Sustainability Yearbook.

• Recognition for Procel - Eletrobras received an award in recognition of its 30 years of work with Procel (National Electricity Conservation Program) during the World Summit of Regions for Climate, held in October, in Paris. The event is organized by R20 – Regions of Climate Action, a partner of Eletrobras in projects involving renewable energy and LED for street lighting.

• Valuable brand - Eletrobras, for the second consecutive year, is the only company from the electricity sector on the list of "50 Most Valuable Brands in Brazil", published by the consulting firm Brand Analytics, in partnership with the magazine "Isto É Dinheiro". Best Prestige Brands - Champion in the energy sector, Eletrobras rose 50 positions and appears in 64th place in the overall ranking of "The 100 Best Prestige Brands in Brazil," from the magazine "Época Negócios". The magazine highlights the brands that moved up the most positions in the 2014 ranking, such as Eletrobras, which secured its position due to areas such as social and environmental commitments, in which it ranked 21st among the 100 companies.

The complete list of awards and recognitions obtained by the company and its subsidiaries is available on the website www.eletrobras.com.

15. Independent Auditors

In 2014, the Independent Auditor for all the Eletrobras Companies was KPMG Auditores Independentes, with the exception of Itaipu Binacional, audited by xxx, Memória da Eletricidade, audited by xxx and Cepel, audited by xxx.

In compliance with CVM Instruction No. 381, of January 14, 2003, we hereby state that in the fiscal year ending on December 31, 2014, the Company's independent auditors only provided external financial audit services and did not receive any other payments for the provision of other services.

Remuneration (Fees and Services) Related to the Audit

Independent Auditor	2014	2013
PricewaterhouseCoopers (R$ thousand)	4,625.2	18,591.1
KPMG Independent Auditors (US$ thousand)	8,279.3	20
Auditasse S/S (R$ thousand)	-	9.8
AGUIAR FERES Auditores Independentes (R$
thousand)	-	23.2

Note: In 2013, the values perceived by KPMG come from the audit services to Itaipu, the the Auditasse for the Cepel and the AGUIAR FFERES on the Memory of Electricity.
In 2014, the Company chose to present only those amounts paid by Eletrobras Companies that are part of the consolidation of its financial statements, which disregards the binational Itaipu, Cepel and the memory of Electricity.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.